ADURO CLEAN TECHNOLOGIES INC.

542 Newbold Street
London, ON N6E 2S5

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 27, 2026

AND

INFORMATION CIRCULAR

October 16, 2026

This document requires immediate attention. If you are in doubt as to how to deal with the documents or matters referred to in this notice and information circular, you should immediately contact your advisor.

ADURO CLEAN TECHNOLOGIES INC.
542 Newbold Street
London, ON N6E 2S5
Telephone: 226.784.8889

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the "Meeting") of shareholders of Aduro Clean Technologies Inc. (the "Company") will be held on Friday, November 27, 2026 via Teams, at the hour of 11:00 a.m. (Eastern time) for the following purposes:

1. the financial statements of the Company for the fiscal year ended May 31, 2026, together with the auditor's report thereon, will be submitted to the Meeting. Receipt at the Meeting of the financial statements and auditor's report will not constitute approval or disapproval of any matters referred to therein;

2. to set the number of directors of the Company at five (5);

3. to elect Ofer Vicus, James Scott, Peter Kampian, W. Marcus Trygstad and Marie Grönborg as directors of the Company;

4. to re-appoint De Visser Gray LLP, Chartered Professional Accountants, as the auditors of the Company for the fiscal year ending May 31, 2027 and to authorize the directors of the Company to fix the remuneration to be paid to the auditors for the fiscal year ending May 31, 2027;

5. to consider and, if deemed advisable, to pass an ordinary resolution, to confirm and approve the advance notice policy of the Company (the "Advance Notice Policy"), the full text of which is attached as Schedule "A" in the accompanying information circular (the "Information Circular"); and

6. to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice of Meeting.

This year, the Company has decided to take advantage of the notice‐and‐access model provided for under amendments to National Instrument 54‐101 ("Notice and Access") for the delivery of its Information Circular, the Company's audited financial statements and the Management's Discussion & Analysis for the financial year ended May 31, 2026 (collectively, the "Meeting Materials"), to its shareholders in respect of the Meeting.

Under Notice and Access, instead of receiving paper copies of the Information Circular, shareholders will be receiving a notice with information on how they may access the Meeting Materials electronically. However, shareholders will receive a proxy or voting instruction form, as applicable, enabling them to vote at the Meeting. The use of this alternative means of delivery is more environmentally friendly, as it will help reduce paper use and it will also reduce the Company's printing and mailing costs.

The Meeting Materials will be available on the Company's website at https://investors.adurocleantech.com/governance/governance-documents/default.aspx as of October 16, 2026 and will remain on the website for one full year thereafter. The Meeting Materials are also available upon request, without charge, by e‐mail at mbeshay@adurocleantech.com or by calling 1-226-784-8889, or can be accessed online on SEDAR+ at www.sedarplus.ca as of October 16, 2026. The Company will mail paper copies of the Meeting Materials to those registered and beneficial shareholders who have previously elected to receive paper copies of the Company's Meeting Materials. All other shareholders will receive a Notice and Access notification, which will contain information on how they may access the Meeting Materials electronically in advance of the Meeting.

The Company's board of directors has fixed October 9, 2026 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please vote by proxy by following the instructions provided in the form of proxy at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

As always, the Company encourages shareholders to vote prior to the Meeting. Shareholders are encouraged to vote on the matters before the Meeting by proxy and to join the Meeting by Teams. To access the Meeting by Teams, please join via the following link: http://adurocleantech.com/f/2026agm-webinar.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a retirement savings plan, retirement income fund, education savings plan or other similar savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing, that holds your securities on your behalf (an "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia, this 16th day of October, 2026.

By Order of the Board of Directors of

ADURO CLEAN TECHNOLOGIES INC.

/s/Ofer Vicus
Ofer Vicus
Chief Executive Officer, Executive Chair
and Director

PLEASE VOTE. YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE
COMPLETE, SIGN AND DATE THE ENCLOSED FORM OF PROXY AND PROMPTLY RETURN IT IN

THE ENVELOPE PROVIDED.

ADURO CLEAN TECHNOLOGIES INC.

542 Newbold Street
London, ON N6E 2S5
Telephone: 226.784.8889

INFORMATION CIRCULAR

October 16, 2026

INTRODUCTION

This information circular (the "Information Circular") accompanies the notice of annual general and special meeting of shareholders (the "Notice") of Aduro Clean Technologies Inc. (the "Company") and is furnished to shareholders (each, a "Shareholder") holding common shares (each, a "Share") in the capital of the Company in connection with the solicitation by the management of the Company of proxies to be voted at the annual general and special meeting (the "Meeting") of the Shareholders to be held at 11:00 a.m. (Eastern time) on Friday, November 27, 2026 via Teams, or at any adjournment or postponement thereof.

As always, the Company encourages Shareholders to vote prior to the Meeting. Shareholders are encouraged to vote on the matters before the Meeting by proxy and to join the Meeting by Teams. To access the Meeting by Teams, please join via the following link: http://adurocleantech.com/f/2026agm-webinar

Date and Currency

The date of this Information Circular is October 16, 2026. Unless otherwise stated, all amounts herein are in Canadian dollars.

NOTICE AND ACCESS PROCESS

The Company has decided to use the notice and access mode ("Notice and Access") provided for under amendments to National Instrument 54‐101 for the delivery of the Information Circular, audited financial statements and management's discussion and analysis for the financial year ending May 31, 2026 (collectively, the "Circular and Financials") to Shareholders for the Meeting. The Company has adopted this alternative means of delivery in order to further its commitment to environmental sustainability and to reduce its printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Circular and Financials, shareholders receive a notice ("Notice and Access Notice") with information on the Meeting date, location and purpose, as well as information on how they may access the Circular and Financials electronically.

Shareholders with existing instructions on their account to receive printed materials and those shareholders with addresses outside of Canada and the United States will receive a printed copy of the Circular and Financials with the Notice and Access Notice.

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies by management of the Company will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, officers and employees of the Company. The Company does not reimburse Shareholders, nominees or agents for costs incurred in obtaining from their principal's authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representation must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment of Proxy

Registered Shareholders are entitled to vote at the Meeting. Shareholders are entitled to one vote for each Share held on the record date of October 9, 2026 on the resolutions to be voted upon at the Meeting, and any other matter to come before the Meeting.

The persons named as proxyholders in the enclosed form of proxy (the "Designated Persons") are directors and/or officers of the Company.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE DESIGNATED PERSONS NAMED IN THE ENCLOSED FORM OF PROXY TO ATTEND AND ACT FOR OR ON BEHALF OF THAT SHAREHOLDER AT THE MEETING.

A SHAREHOLDER MAY EXERCISE THIS RIGHT BY INSERTING THE NAME OF SUCH OTHER PERSON IN THE BLANK SPACE PROVIDED ON THE FORM OF PROXY. SUCH SHAREHOLDER SHOULD NOTIFY THE NOMINEE OF THE APPOINTMENT, OBTAIN THE NOMINEE'S CONSENT TO ACT AS PROXY AND SHOULD PROVIDE INSTRUCTION TO THE NOMINEE ON HOW THE SHAREHOLDER'S SHARES SHOULD BE VOTED. THE NOMINEE SHOULD BRING PERSONAL IDENTIFICATION TO THE MEETING.

The Shareholder may vote by mail, by telephone or via the Internet by following instructions provided in the form of proxy at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled time of the Meeting, or any adjournment or postponement thereof. The Chairman of the Meeting, in his sole discretion, may accept completed forms of proxy on the day of the Meeting or any adjournment or postponement thereof.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation. If a form of proxy is executed by an attorney-in- fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, must accompany the form of proxy.

Revocation of Proxies

A Shareholder who has given a proxy may revoke it at any time before it is exercised by an instrument in writing:

(a) executed by that Shareholder or by that Shareholder's attorney-in-fact, authorized in writing, or, where the Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

Voting of Shares and Proxies and Exercise of Discretion by Designated Persons

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space. The Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

IF NO CHOICE IS SPECIFIED IN THE PROXY WITH RESPECT TO A MATTER TO BE ACTED UPON, THE PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO THAT MATTER UPON THE DESIGNATED PERSONS NAMED IN THE FORM OF PROXY. IT IS INTENDED THAT THE DESIGNATED PERSONS WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Shares on any matter, the Shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set out in this section is of significant importance to those Shareholders who do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided by a broker, then in almost all cases those Shares will not be registered in the Beneficial Shareholder's name on the records of the Company. Such Shares will more likely be registered under the names of the Beneficial Shareholder's broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate person well in advance of the Meeting.

The Company does not have access to the names of all Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by his, her or its broker (or the agent of the broker) is similar to the form of proxy provided to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in the United States and in Canada. Broadridge typically prepares a special voting instruction form, mails this form to the Beneficial Shareholders and asks for appropriate instructions regarding the voting of Shares to be voted at the Meeting. If Beneficial Shareholders receive the voting instruction forms from Broadridge, they are requested to complete and return the voting instruction forms to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders can call a toll-free number and access Broadridge's dedicated voting website (each as noted on the voting instruction form) to deliver their voting instructions and to vote the Shares held by them. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving a Broadridge voting instruction form cannot use that form as a proxy to vote Shares directly at the Meeting - the voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have the applicable Shares voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his, her or its broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his, her or its broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his, her or its Shares.

Beneficial Shareholders consist of non-objecting beneficial owners and objecting beneficial owners. A non- objecting beneficial owner is a beneficial owner of securities that has provided instructions to an intermediary holding the securities in an account on behalf of the beneficial owner that the beneficial owner does not object, for that account, to the intermediary disclosing ownership information about the beneficial owner under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") of the Canadian Securities Administrators. An objecting beneficial owner means a beneficial owner of securities that has provided instructions to an intermediary holding the securities in an account on behalf of the beneficial owner that the beneficial owner objects, for that account, to the intermediary disclosing ownership information about the beneficial owner under NI 54-101.

The Company is sending proxy-related materials directly to non-objecting beneficial owners of the Shares using Notice and Access. The Company will not pay for the delivery of proxy-related materials to objecting beneficial owners of the Shares under NI 54-101 and Form 54-101F7 - Request for Voting Instructions Made by Intermediary. The objecting beneficial owners of the Shares will not receive the materials unless their intermediary assumes the costs of delivery.

All references to Shareholders in this Information Circular are to registered Shareholders, unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Shares without par value. As of the record date, determined by the board of directors of the Company (the "Board") to be the close of business on October 9, 2026 (the "Record Date"), a total 35,777,326 Shares were issued and outstanding. Each Share carries the right to one vote at the Meeting.

Only registered Shareholders as of the Record Date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Shares carrying more than 10% of the voting rights attached to the outstanding Shares, other than as set forth below:

Name of Shareholder	Number of Shares Owned	Percentage of Outstanding Shares(1)(2)
Ofer Vicus	8,932,568(3)	24.97%

(1) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at October 9, 2026, based upon information furnished to the Company by the individual directors. Stock options, warrants or other convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days, are counted as outstanding for computing the percentage of the person holding such options, warrants or other convertible securities, but are not counted as outstanding for computing the percentage of any other person.

(2) Based on 35,777,326 Shares outstanding as of the Record Date.

(3) Includes an aggregate of 137,693 Shares issuable upon exercise of 137,693 stock options, each of which is exercisable into one Share, of which 47,693 are exercisable at a price of $6.50 per Share until August 6, 2029, all of which have vested and 90,000 are exercisable at a price of $13.50 per Share until July 3, 2030, of which 56,250 stock options have vested and 7,500 stock options will vest within 60 days of the date of this Information Circular.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended May 31, 2026, together with the auditor's report thereon, will be submitted to the Meeting. Receipt at the Meeting of the financial statements and auditor's report will not constitute approval or disapproval of any matters referred to therein. The Company's financial statements and management discussion and analysis are on available on SEDAR+ at www.sedarplus.ca.

NUMBER OF DIRECTORS

At the Meeting, Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at five (5). An ordinary resolution needs to be passed by a simple majority of the votes cast by the Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Management of the Company recommends the approval of setting the number of directors of the Company at five (5).

ELECTION OF DIRECTORS

At present, the directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting, or until their successors are duly elected or appointed in accordance with the Company's articles or until such director's earlier death, resignation or removal. In the absence of instructions to the contrary, the enclosed form of proxy will be voted for the nominees listed in the form of proxy, all of whom are presently members of the Board.

Majority Voting Policy

While the Board recommends nominees to the Board, shareholders vote to elect the members of the Board on an annual basis. The Company has a Majority Voting Policy, which was approved and adopted by the Board effective October 15, 2026. For additional information, please see "Corporate Governance- Majority Voting Policy" below.

Management of the Company proposes to nominate the persons named in the table below for election by the Shareholders as directors of the Company. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name Province Country of Residence and Position(s) with the Company	Principal Occupation, Business or Employment for Last Five Years	Periods during which Nominee has Served as a Director	Number of Shares Owned(1)
Ofer Vicus Ontario, Canada Chief Executive Officer, Executive Chair and Director	Founder and CEO of Aduro Energy Inc. ("Aduro") since November 2011, Ofer Vicus has over 15 years of experience in developing and marketing innovative technologies and processes in Canada and abroad. He is the passion behind Aduro and responsible for building its research and business team. He has extensive knowledge in alternative approaches for petrochemical processes with a focus of limiting environmental impacts of the traditional chemical and petrochemical industries. He has distinguished himself through his ability to bring ideas to reality with advanced academic research, strong intellectual property foundations, and support by government programs and industry partners.

Mr. Vicus has previously worked in leadership positions with other companies, including Spectronix Ltd. (2004- 2006), a company that designed and manufactured EX optical flame detectors. As the Vice President of Business Development for Spectronix Ltd., Mr. Vicus supported the organization through operation and service.

Mr. Vicus also served at Qualion NMR (2005-2006) as the Vice President, Marketing, developing marketing channels and tools for the adoption of inline NMR spectrometers by mid and large size refineries. Before launching Aduro, Mr. Vicus worked with the CEO of Curapipe Systems (2007- 2010), a Trenchless Automated Leakage Repair (TALR) technology to seal cracks and holes in urban water pipes, as an investor and Vice President of Business Development, to develop the R&D, build an engineering team and establish a pilot unit, and to assist in capital raising.

	Mr. Vicus holds a Bachelor of Engineering in Industrial Engineering by Sunderland University, School of Engineering and Advanced Technologies and an Executive Master of Business Administration (Northwestern Kellogg / Tel Aviv Recanati University).	April 23, 2021 to present	8,794,875(3)

Name Province Country of Residence and Position(s) with the Company	Principal Occupation, Business or Employment for Last Five Years	Periods during which Nominee has Served as a Director	Number of Shares Owned(1)
Peter Kampian(2) Ontario, Canada Director	Peter Kampian is a seasoned financial executive with previous experience in leadership roles in startup and established companies undertaking various transactions, including acquisitions, initial public offerings, managing debts and raising capital. He has experience in a number of sectors, including renewable energy, clean technologies, manufacturing, cannabis and mining.

Mr. Kampian is currently Chief Executive Officer of Edge Financial Consulting Services Corp. where he acted as Chief Financial Officer at 4Front Ventures Inc., Chief Restructuring Officer for PharmHouse Inc. and various other consulting and restructuring roles. He previously served as Chief Financial Officer (CFO) of DionyMed Brands Inc. (2017 to 2019) (DYMECSE) and Mettrum Health Corp (2014-2017) (MT-TSX-V) and Algonquin Income Fund (currently TSX-AQN) (1999-2007). Mr. Kampian is also on the board of Matador Technologies Inc. (TSXV-MATA). Mr. Kampian previously held board positions on various public and private companies in Canada and the United States.

	Mr. Kampian is a Canadian Chartered Accountant (CPA, CA, 1986), a member of the Institute of Corporate Directors (ICD.D) (2018) and a graduate of Wilfrid Laurier University (Bachelor of Business Administration, 1982).	April 23 2021 to present	26,970(4)

Name Province Country of Residence and Position(s) with the Company	Principal Occupation, Business or Employment for Last Five Years	Periods during which Nominee has Served as a Director	Number of Shares Owned(1)
W. Marcus Trygstad Texas, USA Director and Principal Scientist	Mr. Trygstad served as the Company's CTO from April 23, 2021 to April 14, 2024 and has been the Company's Principal Scientist since April 14, 2024. Co-founder of Aduro Energy, W. Marcus Trygstad, has over 25 years of experience in the development and application of advanced strategies for monitoring, controlling, and optimizing industrial processes, particularly in the downstream refining, petrochemical, pharmaceutical, and specialty chemical industries. His focus on fundamental process chemistry led to the genesis of Aduro's Intellectual Property and early patent applications.

Prior to Aduro Energy, Mr. Trygstad was involved in various technology developments as principal inventor and author of patent applications in advanced monitoring technology. Mr. Trygstad previously served as application scientist, business development manager, technical sales consultant, and product manager with various companies including ABB Ltd. (2000- 2006), where he served as Application and Business Development Manager and Technical Sales Consultant; Invensys Plc (2006-2009), where he led the collaborative development, productization, and commercialization of sampling technology and measurement solutions for enabling Invensys offerings to the refining industry; and Yokogawa Electric Corporation (2012 - 2019), where he was involved in the technology development of process monitoring and measurement- enabled optimization solutions.

	Mr. Trygstad holds a B.A. Chemistry (St. Olaf College, Minnesota) and pursued Masters level studies in chemistry, material science & engineering, and chemometrics (University of Utah)	April 23, 2021 to present	1,260,762(5)

Name Province Country of Residence and Position(s) with the Company	Principal Occupation, Business or Employment for Last Five Years	Periods during which Nominee has Served as a Director	Number of Shares Owned(1)
James E. Scott(2) Colorado, USA Director	James (Jim) Scott is an entrepreneur and investor with a unique blend of transaction, operating and leadership experience. Since 1998, Jim has been the Managing Partner of Denver-based The Scott Company LLC, a boutique advisory firm and merchant bank.

Jim is also the Managing Partner of Littlehorn Investments, LLC, a Denver-based investment fund focused on investing in, or buying, lower market operating businesses. Jim has served on the boards of several public, private and non- profit companies, including StateHouse Holdings, PaySimple Inc. and the YMCA of Metropolitan Denver. Jim is currently the CEO of California-based, StateHouse Holdings.

	Jim began his career in investment banking in 1992 with Salomon Brothers Inc. in their domestic mergers and acquisitions group. He also worked for SBC Warburg in their global chemicals investment banking and M&A groups. Jim graduated Summa Cum Laude from Boston University School of Management in finance and operations management.	February 22, 2022 to present	17,583(6)

Name Province Country of Residence and Position(s) with the Company	Principal Occupation, Business or Employment for Last Five Years	Periods during which Nominee has Served as a Director	Number of Shares Owned(1)
Marie Grönborg(2) Skane, Sweden Director	Ms. Grönborg holds an M.Sc. in Chemical Engineering and has more than 30 years of global experience in the chemical and clean-tech industries.

Ms. Grönborg was the CEO of the Swedish-based company TreeToTextile, a tex-tech company headquartered in Stockholm, jointly owned by H&M, Stora Enso, IKEA and LSCS Invest, which has developed a new sustainable and cost-efficient technology to produce manmade cellulosic fiber for the textile industry. Before joining TreeToTextile, Ms. Grönborg was the CEO of Purac, a provider of turn-key solutions for water treatment and biogas production. Ms. Grönborg was also an Executive Vice President and a part of the Group Management Team of Perstorp, a specialty chemicals company with a focus on the global resins and coatings, engineered fluids and animal nutrition markets.

In addition to her operational roles, Ms. Grönborg currently holds board positions with the Swedish steel company, SSAB, the producer of the world's first fossil-free steel to customers, and with Eolus, an international company with a main business to design and construct facilities for renewable energy and energy storage, focusing mainly on wind power, solar power and battery storage, where she has served as chairman of the board since 2025.

	She is also a member of the board at Lantmännen, a Swedish agricultural cooperative with activities in the entire value chain from farm to fork, and the Swedish start- up company Bioextrax focusing on bio-based technologies for global companies. During 2020-2024, Ms. Grönborg was also a board member of Permascand, a provider of electrochemical solutions for global green transition, which was acquired by Altor in early 2024.	November 7, 2023	Nil(7)

(1) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the date of this Information Circular, based upon information furnished to the Company by the individual directors. With the exception of the Special Warrants, stock options, warrants, debentures or other convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days, are counted as outstanding for computing the percentage of the person holding such options, warrants or other convertible securities, but are not counted as outstanding for computing the percentage of any other person.

(2) Member of the audit committee.

(3) Does not include 137,693 Shares issuable upon exercise of 137,693 stock options, each of which is exercisable into one Share, of which 47,693 are exercisable at a price of $6.50 per Share until August 6, 2029, all of which have vested and 90,000 are exercisable at a price of $13.50 per Share until July 3, 2030 of which 56,250 have vested.

(4) Does not include 164,618 Shares issuable upon exercise of 164,618 stock options, each of which are exercisable into one Share, of which 76,924 are exercisable at a price of $2.1125 per Share until April 30, 2031, all of which have vested, 30,770 are exercisable at a price of $2.34 per Share until February 2, 2032, all of which have vested, 15,385 are exercisable at a price of $3.25 per Share until December 29, 2027, all of which have vested, 21,539 are exercisable at a price of $6.50 per Share until August 6, 2029, all of which have vested and 20,000 are exercisable at a price of $13.50 per Share until July 3, 2030, of which 12,495 have vested.

(5) Does not include 514,141 Shares issuable upon exercise of the 514,141 stock options, each of which are exercisable into one Share, of which 341,064 are exercisable at a price of $2.1125 per Share until April 30, 2031, all of which have vested, 61,539 are exercisable at a price of $3.25 per Share until December 29, 2027, all of which have vested, 61,539 are exercisable at a price of $6.50 per Share until August 6, 2029, all of which have vested and 50,000 are exercisable at a price of $13.50 per Share until July 3, 2030, of which 31,245 have vested.

(6) These Shares are held indirectly through Littlehorn Investment LLC, a private limited liability company wholly owned by James E. Scott. Does not include 95,001 Shares issuable upon exercise of the 95,001 stock options, each of which are exercisable into one Share, of which 46,154 are exercisable at a price of $2.34 per Share until February 20, 2032, all of which have vested, 15,385 are exercisable at a price of $3.25 per Share until December 29, 2027, all of which have vested, 18,462 are exercisable at a price of $6.50 per Share until August 6, 2029, all of which have vested and 15,000 are exercisable at a price of $13.50 per Share until July 3, 2030, of which 9,375 have vested.

(7) Does not include 79,616 Shares issuable upon exercise of the 79,616 stock options, each of which are exercisable into one Share, of which 46,154 are exercisable at a price of $3.5425 per Share until November 29, 2028, all of which have vested, 18,462 are exercisable at a price of $6.50 per Share until August 6, 2029, all of which have vested and 15,000 are exercisable at a price of $13.50 per Share until July 3, 2030, of which 9,375 have vested.

As at October 9, 2026, the proposed directors of the Company as a group (five persons) owned beneficially or exercised control or direction over 10,100,190 Shares, or approximately 28.23% of the outstanding Shares.

Management of the Company recommends the election of each of the nominees listed above as a director of the Company.

Orders

James Scott was a director of StateHouse Holdings, Inc ("StateHouse") from April 2022 to October 2024. The Ontario Securities Commission issued a failure-to-file cease trade order ("FFCTO") against StateHouse on May 8, 2024. The FFCTO was revoked on August 8, 2024.

To the knowledge of the Company, other than as disclosed above, no proposed director of the Company is, or within the ten (10) years before the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company that:

(a) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies

Other than as described below, to the knowledge of the Company and based upon information provided to it by the nominees, no proposed director of the Company is, or within ten (10) years before the date of this Information Circular, has been, a director or an executive officer of any company that, while the person was acting in that capacity, or within a year of that person ceasing to act in the capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets or made a proposal under any legislation relating to bankruptcies or insolvency.

To the knowledge of the Corporation and based upon information provided to it by the nominees, no proposed director of the Company has, within the ten (10) years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Peter Kampian was CFO of DionyMed Brands Inc. ("DionyMed") from November 2018 to March 2020. A receiver was appointed for DionyMed by the Supreme Court of British Columbia on October 29, 2019.

Peter Kampian was a director of James E Wagner Cultivation Corporation ("JWC") and also a member of the special committee of the board of JWC, which is mandated to restructure the financial affairs of JWC. JWC filed for protection under the Companies' Creditor Arrangement Act on April 1, 2020. On August 28, 2020, the sale of the JWC assets was completed and Mr. Kampian resigned from the board of JWC.

James Scott was a director of StateHouse from April 2022 to October 2024. StateHouse made an assignment into bankruptcy pursuant to Canada's Bankruptcy and Insolvency Act on October 10, 2024 after StateHouse's assets located in the United States were put into receivership.

Penalties and Sanctions

To the best of management's knowledge, no proposed director of the Company has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation of Philosophy and Objectives

The Company's executive compensation program is designed to attract, retain and motivate qualified executive officers and to align their interests with the long-term interests of shareholders. The Board seeks to establish compensation levels that are appropriate for the Company's size, stage of development and available financial resources while supporting the achievement of the Company's strategic and operational objectives. The Board is responsible for overseeing executive compensation and seeks to provide compensation that is competitive, appropriate for a company of Aduro's size and stage of development and linked to individual and corporate performance.

The Company's compensation program is intended to:

  attract and retain highly qualified executives;
  reward individual contributions to the Company's strategic, operational and financial objectives;
  align management interests with long-term shareholder value creation; and
  encourage prudent risk management and sustainable growth.

Components of Compensation

The Company currently provides compensation primarily in the form of base salary and long-term equity incentives. The Board believes that this compensation structure appropriately balances the need to conserve cash resources while providing executives with the opportunity to participate in the long-term growth and success of the Company. The Company's compensation program currently consists primarily of:

  base salary;

  equity-based incentive awards under the Omnibus Equity Incentive Plan (as defined herein); and
  limited employee benefits available under applicable employment arrangements.

The Company does not currently maintain any pension plans, supplemental retirement plans or formal annual cash bonus plans for executive officers.

Base Salary

Base salaries are intended to provide fixed compensation reflecting each executive's responsibilities, experience, qualifications and performance. The Board reviews executive compensation periodically and considers factors including:

  scope of responsibilities;
  individual performance;
  retention considerations;
  the Company's financial condition; and
  compensation levels of comparable companies.

Equity Incentive Compensation

The Company's Omnibus Equity Incentive Plan is intended to align the interests of executive officers with those of shareholders and reward long-term value creation. Equity awards are used as a retention and incentive tool and are intended to encourage long-term commitment to the Company and the achievement of strategic objectives.

In determining equity awards, the Board considers:.

  the executive's position and responsibilities;
  individual contributions and performance;
  previous equity grants;
  market practices; and
  the overall compensation objectives of the Company.

The Company does not employ a formal formula in determining the amount or type of equity awards granted. The Board retains discretion to determine the size and form of awards based on the circumstances applicable to each executive officer.

Compensation Risk

The Board has considered the implications of risks associated with the Company's compensation policies and practices and does not believe that the Company's compensation policies and practices encourage excessive or inappropriate risk taking. The Board considers compensation matters directly and believes that the Company's compensation structure, which primarily consists of fixed salaries and long-term equity incentives, promotes alignment with long-term shareholder interests and does not encourage the pursuit of short-term objectives at the expense of long-term value creation.

The Board has not identified any risks arising from the Company's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.'

Anti-Hedging

The Company's Omnibus Equity Incentive Plan prohibits participants from purchasing financial instruments designed to hedge or offset a decrease in the market value of equity securities granted as compensation or otherwise held by such participants.

Compensation Governance

The Board is responsible for determining compensation for executive officers and directors.

The Company has not established a compensation committee. Given the Company's size and stage of development, the Board performs the functions that would otherwise be delegated to a compensation committee.

The Company has not retained any compensation consultants or advisors in connection with executive compensation during the most recently completed financial year.

Performance Graph

Performance Graph Discussion

The performance graph above compares the cumulative total shareholder return for $100 invested in the Company's common shares with the cumulative total return of the S&P/TSX Composite Index over the five most recently completed financial years.

In determining executive compensation, the Board considers a variety of factors, including individual performance, achievement of corporate objectives, responsibilities, retention considerations and the Company's stage of development. While shareholder return is considered as part of the Board's overall assessment of corporate performance, executive compensation is not determined solely by reference to changes in the market price of the Company's common shares or cumulative shareholder return. While the Company's compensation to executive officers has increased, it is not a direct result of the recent trend shown by the foregoing graph, which reflects an increase in the price of the Company's common shares.

SUMMARY COMPENSATION TABLE

The following table sets out information concerning compensation earned by, paid to, or awarded to the Company's Named Executive Officers ("NEOs") for the three most recently completed financial years.

Name and Principal Position	Year(1)	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Ofer Vicus(2) CEO, Executive Chair and Director	2026	300,000	Nil	607,482	Nil	Nil	Nil	300,000	1,207,482
	2025	250,000	Nil	173,029	Nil	Nil	Nil	Nil	423,029
	2024	200,000	Nil	Nil	Nil	Nil	Nil	Nil	200,000
Mena Beshay(3) CFO and Secretary	2026	233,333	Nil	337,490	Nil	Nil	Nil	70,000	640,823
	2025	200,000	Nil	279,078	Nil	Nil	Nil	Nil	479,078
	2024	200,000	163,500	Nil	Nil	Nil	Nil	Nil	363,500
Eric Appelman(4) Chief Revenue Officer	2026	264,862	Nil	337,490	Nil	Nil	Nil	Nil	602,352
	2025	237,092	Nil	334,891	Nil	Nil	Nil	Nil	571,983
	2024	167,191	Nil	261,160	Nil	Nil	Nil	Nil	428,351
David Weizenbach(5) Chief Operating Officer	2026	183,333	Nil	472,486	Nil	Nil	Nil	Nil	655,819
	2025	N/A	N/A	207,850	N/A	N/A	N/A	N/A	207,850
	2024	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Gene Cammack(6) Former Chief Operating Officer	2026	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2025	50,000	Nil	Nil	Nil	Nil	Nil	Nil	50,000
	2024	200,000	Nil	Nil	Nil	Nil	Nil	Nil	200,000
W. Marcus Trygstad(7) Director and Principal Scientist	2026	240,000	Nil	337,490	Nil	Nil	Nil	Nil	577,490
	2025	248,000	Nil	223,262	Nil	Nil	Nil	Nil	471,262
	2024	220,000	Nil	Nil	Nil	Nil	Nil	Nil	220,000

(1) For the year ended May 31st.

(2) Ofer Vicus was appointed CEO and a director of the Company on April 23, 2021.

(3) Mena Beshay was appointed CFO and Secretary of the Company on May 2, 2022.

(4) Eric Appelman was appointed Chief Revenue Officer of the Company on September 1, 2023.

(5) David Weizenbach was appointed Chief Operating Officer on July 1, 2025.

(6) Gene Cammack was appointed Chief Operating Officer of the Company on January 11, 2022. Mr. Cammack retired from the position of Chief Operating Officer as of August 31, 2024.

(7) W. Marcus Trygstad was appointed as a director of the Company on April 23, 2021, and Principal Scientist on April 15, 2024. Mr. Trygstad was the Chief Technology Officer of the Company from April 23, 2021 until April 14, 2024.

PENSION PLAN BENEFITS

The Company does not maintain any defined benefit pension plans, defined contribution pension plans, deferred compensation plans or supplemental retirement arrangements for any of its Named Executive Officers.

DEFERRED COMPENSATION PLANS

The Company does not maintain any deferred compensation plans for any of its Named Executive Officers.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Company and its subsidiaries have entered into written employment or services agreements with each of the Named Executive Officers. The conditions related to termination and change of control benefits provided in those agreements are summarized as follows:

• The employment agreements of Mr. Vicus, Mr. Beshay, Mr. Weizenbach and Mr. Appelman and the independent contractor agreement of Mr. Trygstad each include confidentiality and non-solicitation covenants in favour of the Company and its subsidiaries, which survive termination. The agreements of Mr. Weizenbach and Mr. Appelman also include non-competition covenants for a period of 12 months following termination.

• Other than the employment agreement of Mr. Beshay, none of the executive employment agreements contains a change of control provision. Accordingly, except for Mr. Beshay, no NEO is entitled to any incremental payment or benefit solely as a result of a change of control of the Company.

• Under the employment agreements of Mr. Vicus, Mr. Beshay and Mr. Weizenbach, any portion of a termination entitlement that exceeds the minimum requirements of applicable employment standards legislation is conditional on the NEO executing a comprehensive release in favour of the Company.

• Except as described below, the treatment of stock options held by an NEO on termination or a change of control is governed by the Company's equity incentive plan and the applicable option agreement.

Mr. Ofer Vicus, Chief Executive Officer and Executive Chair

• In the event the Company terminates Mr. Vicus' employment without cause:

o the Company shall provide Mr. Vicus with 30 months' notice or, at the Company's sole discretion, payment in lieu of all or any part of such notice; and

o all employee benefits and bonus that can be continued shall be continued for the 30-month period, subject to the terms of the applicable benefit, bonus and stock option plans and the minimum requirements of the Employment Standards Act (Ontario) (the "ESA").

• Mr. Vicus' service is recognized from April 23, 2021. Upon termination for any reason, Mr. Vicus is entitled to a pro rata portion of his bonus for the period of employment before termination. Any accrued and unused vacation is paid out on termination.

• All Options granted to Mr. Vicus as of the date of full execution of the agreement will vest immediately upon termination of his employment for any reason. Options granted after that date will vest or expire in accordance with the Company's stock option plan.

• If the Company terminates Mr. Vicus without cause or Mr. Vicus resigns, he is entitled to continuation of his vehicle benefit for 15 months after active service.

• Mr. Vicus may resign by giving the Company at least 30 weeks' written notice. The Company may waive the notice period, provided Mr. Vicus receives all salary, bonus and benefit entitlements for the period waived.

• Mr. Vicus' agreement does not contain a change of control provision.

In the event of Mr. Vicus' termination without cause, assuming such termination was effective as of May 31, 2026, the Company expects that Mr. Vicus would be entitled to a payment of approximately $750,000 in lieu of notice, plus the value of continued benefits for 30 months and continued vehicle benefits for 15 months, estimated at $48,043, and the value of the accelerated vesting of 5,962 unvested Options granted on or before February 27, 2025, estimated at $101,354, for an aggregate of approximately $899,397. In the event of Mr. Vicus' resignation as of that date, the Company expects that Mr. Vicus would be entitled to continued vehicle benefits for 15 months, estimated at $26,509, and the value of the accelerated vesting of such Options, estimated at $101,354, for an aggregate of approximately $127,863. In the event of termination for cause as of that date, Mr. Vicus would not be entitled to any payment in lieu of notice, but would be entitled to the value of the accelerated vesting of such Options, estimated at $101,354. The value of the accelerated Options is calculated as the difference between the closing price of the Common Shares as at May 31, 2026 ($23.50) and the exercise price of the Options ($6.50). Options granted to Mr. Vicus after February 27, 2025 would not vest on an accelerated basis. Although Mr. Vicus' employment agreement refers to a pro rata bonus on termination, the Company does not have a formal bonus plan, Mr. Vicus does not have a guaranteed bonus entitlement and bonuses paid to Mr. Vicus in prior years have been discretionary. Accordingly, no amount in respect of bonus has been included in the estimates above.

Mr. Mena Beshay, Chief Financial Officer and Corporate Secretary

• In the event the Company terminates Mr. Beshay's employment without cause, the Company shall provide Mr. Beshay with the greater of:

o such notice (or pay in lieu) and other statutory payments as required to meet the minimum requirements of the Employment Standards Act (British Columbia) (the "BC ESA"); and; and

o three weeks' notice (or, at the Company's sole discretion, pay in lieu) for each year of service, prorated for partial years, subject to a minimum of 18 weeks and a maximum of 52 weeks.

• In the event of termination by the Company, termination by change of control, or termination by mutual agreement, Mr. Beshay's benefits and other non-salary compensation will continue to vest, accrue or be payable only until the later of the termination date and the minimum period prescribed by the BC ESA.

• Pursuant to the Company's omnibus equity incentive plan, all outstanding vested and unvested awards will be forfeited and cancelled upon a voluntary resignation or termination for cause. Upon a termination without cause, unvested awards will terminate immediately (subject to applicable award agreements and statutory notice requirements), while vested awards will remain exercisable or eligible for settlement until the earlier of their expiry date and 90 days following termination, after which any remaining awards are forfeited.

• In the event that, within the 12-month period following a Change of Control, there is (A) a material detrimental change in Mr. Beshay's duties, responsibilities, title or office; (B) a failure to increase his base salary, benefits, vacation or other compensation consistently with increases granted generally to other executives; (C) a decrease of more than 10% in his base salary or a material decrease in his benefits, vacation or other compensation; (D) a relocation of his principal work location by more than 40 km; or (E) any other act or omission that would constitute a constructive dismissal at common law, then Mr. Beshay may terminate his agreement by written notice within 30 days of the Change of Control event. His employment is then deemed terminated without cause, and the Company shall provide his with the greater of:

o such notice (or pay in lieu) and other statutory payments as required to meet the minimum requirements of the BC ESA; and

o three weeks' notice (or pay in lieu) for each year of service, prorated for partial years, subject to a minimum of 26 weeks and a maximum of 52 weeks.

In the event of Mr. Beshay's termination without cause, without a change of control, assuming such termination was effective as of May 31, 2026, the Company expects that Mr. Beshay would be entitled to a payment of approximately $83,077 (18 weeks' base salary). In the event of Mr. Beshay's termination following a change of control in the circumstances described above, assuming such termination was effective as of May 31, 2026, the Company expects that Mr. Beshay would be entitled to a payment of approximately $120,000 (26 weeks' base salary). No incremental amounts would be paid in the event of termination for cause or resignation.

Mr. W. Marcus Trygstad, Principal Scientist

• Mr. Trygstad provides services to the Company as an independent contractor under an Independent Contractor Agreement dated April 19, 2024.

• Either party may terminate the agreement on 30 days' written notice. Mr. Trygstad continues to accrue and receive compensation only through the termination date. The agreement may also be terminated by mutual agreement or for material breach (subject to a 30-day cure period).

• Mr. Trygstad is not entitled to notice, pay in lieu of notice, severance pay or common law reasonable notice upon termination for any reason.

• Mr. Trygstad's agreement does not contain a change of control provision.

• Pursuant to the Company's omnibus equity incentive plan, all outstanding vested and unvested awards will be forfeited and cancelled upon a voluntary resignation or termination for cause. Upon a termination without cause, unvested awards will terminate immediately (subject to applicable award agreements and statutory notice requirements), while vested awards will remain exercisable or eligible for settlement until the earlier of their expiry date and 90 days following termination, after which any remaining awards are forfeited.

Assuming termination effective as of May 31, 2026, no incremental payment would be made to Mr. Trygstad other than fees for services rendered through the 30-day notice period (approximately $16,667, being one month of fees).

Mr. Eric Appelman, Chief Revenue Officer

• Mr. Appelman is employed by Aduro Clean Technologies Europe BV under an employment contract for an indefinite term effective September 1, 2023, governed by the laws of the Netherlands.

• Mr. Appelman's employment contract does not provide for any contractual notice period, severance or other payment on termination and does not contain a change of control provision. On termination, Mr. Appelman would be entitled only to the notice and payments required by applicable Dutch law.

• Pursuant to the Company's omnibus equity incentive plan, all outstanding vested and unvested awards will be forfeited and cancelled upon a voluntary resignation or termination for cause. Upon a termination without cause, unvested awards will terminate immediately (subject to applicable award agreements and statutory notice requirements), while vested awards will remain exercisable or eligible for settlement until the earlier of their expiry date and 90 days following termination, after which any remaining awards are forfeited.

• Mr. Appelman is subject to one-year post-termination non-competition and non-solicitation covenants, with a contractual penalty of EUR 5,000 per violation plus EUR 750 per day that the violation continues.

Assuming termination without cause effective as of May 31, 2026, the Company expects that Mr. Appelman would be entitled to approximately $35,277, consisting of one month's salary in lieu of the statutory notice period ($20,000) and the statutory transition payment under Dutch law ($15,277), based on his monthly salary of $20,000 (including holiday allowance) and approximately two years and nine months of service. Mr. Appelman's employment contract does not provide for accelerated vesting of his Options, and his unvested Options would be treated in accordance with the Company's equity incentive plan as described above. No incremental amounts would be payable on a change of control.

Mr. David Weizenbach, Chief Operating Officer

• In the event the Company terminates Mr. Weizenbach's employment without cause, the Company shall provide Mr. Weizenbach with the greater of:

o such notice (or pay in lieu) and severance pay as required to meet the minimum requirements of the Employment Standards Code (Alberta) (the "ESC"), together with other statutory entitlements; and

o four weeks' notice (or, at the Company's sole discretion, pay in lieu) for each year of service, prorated for partial years, subject to a minimum of 13 weeks and a maximum of 52 weeks.

• Benefits, bonus and other non-salary compensation continue to vest, accrue or be payable only until the later of the termination date and the minimum period prescribed by the ESC. Mr. Weizenbach must give 13 weeks' written notice of resignation (four weeks during his first three months of employment).

• Mr. Weizenbach's agreement does not contain a change of control provision.

• Pursuant to the Company's omnibus equity incentive plan, all outstanding vested and unvested awards will be forfeited and cancelled upon a voluntary resignation or termination for cause. Upon a termination without cause, unvested awards will terminate immediately (subject to applicable award agreements and statutory notice requirements), while vested awards will remain exercisable or eligible for settlement until the earlier of their expiry date and 90 days following termination, after which any remaining awards are forfeited.

In the event of Mr. Weizenbach's termination without cause, assuming such termination was effective as of May 31, 2026, the Company expects that Mr. Weizenbach would be entitled to a payment of approximately $50,000 (13 weeks' base salary). No incremental amounts would be payable on a change of control or termination for cause.

The actual amounts to be paid to an NEO in the event of termination of employment or engagement can only be determined at the time of such termination.

The Omnibus Equity Incentive Plan also contains provisions addressing the treatment of outstanding equity awards upon resignation, termination of employment or services, disability, death, retirement and certain change of control transactions.

Except as otherwise provided in an applicable employment, consulting, management or award agreement, the treatment of outstanding awards is determined in accordance with the terms of the Omnibus Equity Incentive Plan.

External Management Companies

The Company has not engaged the services of an external management company to provide executive management services to the Company, directly or indirectly.

Employment, Consulting and Management Agreements

The Company has an employment agreement with Ofer Vicus (the "Vicus Agreement"), pursuant to which Mr. Vicus provides certain management and other services to the Company, including without limitation to act as Chief Executive Officer of the Company. Mr. Vicus shall, in accordance with the terms and conditions of the Vicus Agreement, perform the services in a timely and professional manner pertaining to the best interests of the Company. Effective as of May 1, 2022, the annual salary of Mr. Vicus increased from $100,000 to $150,000, not inclusive of vacation pay and other entitlements. Effective as of August 1, 2022, the annual salary of Mr. Vicus increased to $200,000, not inclusive of vacation pay and other entitlements. Effective as of December 1, 2024, the annual salary of Mr. Vicus increased to $300,000, not inclusive of vacation pay and other entitlements. Mr. Vicus was to receive a lump sum payment to account for the difference in salary since December 1, 2024 and the execution date of the amended agreement. The Vicus Agreement will continue until the Vicus Agreement is terminated by either Mr. Vicus or the Company. Mr. Vicus may terminate the Vicus Agreement by providing a minimum of 30 weeks' written notice to the Company. The Company may terminate the Vicus Agreement in accordance with applicable employment laws. The Vicus Agreement will automatically terminate upon the death of Mr. Vicus. In the event of illness or disability, the Company will provide reasonable accommodation as required by law. The Vicus Agreement also provides for certain non-solicitation and confidentiality provisions. Mr. Vicus is entitled to participate in the Company's equity incentive plan, under which he may be granted stock options or other equity-based awards at the discretion of the Company, subject to the terms of the plan and any applicable award agreement.

The Company has an employment agreement with Mena Beshay (the "Beshay Agreement"), pursuant to which Mr. Beshay provides certain management and other services to the Company, including without limitation to act as CFO of the Company. Mr. Beshay shall, in accordance with the terms and conditions of the Beshay Agreement, perform the services in a timely and professional manner pertaining to the best interests of the Company. As consideration for the services to be provided by Mr. Beshay, the Company agreed to pay an annual salary of

$185,000. Effective as of April 1, 2023, the annual salary of Mr. Beshay increased to $200,000. Effective as of July 2, 2025, the Board passed a unanimous resolution to increase Mr. Beshay's annual salary to $240,000 per year. The Beshay Agreement commenced on May 2, 2022, as amended on April 1, 2023, and will continue until the Beshay Agreement is terminated by either Mr. Beshay or the Company. Mr. Beshay may terminate the Beshay Agreement by providing 18 weeks' notice to the Company. The Company may terminate the Beshay Agreement in accordance with applicable employment laws. The Beshay Agreement will automatically terminate upon death or disability of Mr. Beshay. The Beshay Agreement also provides for certain non-disclosure and confidentiality provisions. Mr. Beshay is entitled to participate in the Company's equity incentive plan, under which he may be granted stock options or other equity-based awards at the discretion of the Company, subject to the terms of the plan and any applicable award agreement.

The Company has an independent consulting arrangement dated April 19, 2024 with one of its founders, W. Marcus Trygstad, to act as the Principal Scientist of the Company (the "Trygstad Agreement"). The Company pays Mr. Trygstad an annual consulting fee of $200,000 for his services as Principal Scientist, which amount is paid in monthly instalments upon receipt of an invoice from Mr. Trygstad. Effective as of July 2, 2025, the Board passed a unanimous resolution to increase Mr. Trygstad's annual consulting fee to $240,000 per year. The Company does not provide any health insurance coverage or benefit plans to Mr. Trygstad who is responsible to obtain his own such coverage or plans. Travel and other expenses are invoiced on a monthly basis and must be approved by the Chief Executive Officer. The Company and Mr. Trygstad have agreed that the consulting relationship will continue until it is terminated by either Mr. Trygstad or the Company upon reasonable notice. The Trygstad Agreement also provides for certain non-disclosure and confidentiality provisions. In addition, the Company entered into an ownership of work agreement with Mr. Trygstad dated April 19, 2024, related to the ownership of the Company's intellectual property. Mr. Trygstad is entitled to participate in the Company's equity incentive plan, under which he may be granted stock options or other equity-based awards at the discretion of the Company, subject to the terms of the plan and any applicable award agreement.

The Company had an independent consulting agreement dated April 9, 2024 with Cammack Strategy, LLC, pursuant to which Gene Cammack served as the Company's Chief Operating Officer (the "Cammack Agreement"). Prior to April 9, 2024, the Company had a verbal agreement for Mr. Cammack to serve as the Company's COO from his appointment on January 11, 2022. The Company paid Mr. Cammack an annual consulting fee of $200,000 for his services as Chief Operating Officer, which amount was paid in monthly instalments upon receipt of an invoice from Mr. Cammack. The Company did not provide any health insurance coverage or benefit plans to Mr. Cammack who was responsible to obtain his own such coverage or plans. Travel and other expenses were invoiced on a monthly basis and approved by the CEO. The Company and Mr. Cammack agreed that the consulting relationship continued indefinitely on an ongoing basis until it was terminated by either Mr. Cammack or the Company upon 30 days' written notice by either party. The Cammack Agreement also provided for certain non-disclosure, non- solicitation and confidentiality provisions. Mr. Cammack retired from the position of COO as of August 31, 2024 and the Cammack Agreement was terminated on August 31, 2024. Following his retirement, Mr. Cammack has continued as a consultant to the Company. Following his retirement, Mr. Cammack entered into a new consulting agreement dated September 1, 2024, pursuant to which he continues to provide corporate advisory, corporate finance, strategic planning and related advisory services to the Company. Under the September 1, 2024 agreement, Mr. Cammack does not receive cash remuneration but is entitled to retain and continue vesting in previously granted stock options, subject to the terms of the Company's equity incentive plan and option agreements. The September 1, 2024 agreement is for a fixed term expiring December 29, 2025, unless terminated earlier by either party.

The Company has an employment agreement dated September 1, 2023 with Eric Appelman (the "Appelman Agreement"), pursuant to which Mr. Appelman provides certain management and other services to the Company, including without limitation to act as Chief Revenue Officer of the Company. Mr. Appelman shall, in accordance with the terms and conditions of the Appelman Agreement, perform the services in a timely and professional matter pertaining to the best interests of the Company. As consideration for the services to be provided by Mr. Appelman, the Company agreed to pay an annual salary of $200,000. Effective as of July 2, 2025, the Board passed a unanimous resolution to increase Mr. Appelman's annual salary to $240,000 per year. The Appelman Agreement commenced on September 1, 2023 and will continue until the Appelman Agreement is terminated by either Mr. Appelman or the Company. Mr. Appelman may terminate the Appelman Agreement by providing 1 month's notice to the Company. The Company may terminate the Appelman Agreement in accordance with applicable employment laws. The Appelman Agreement will automatically terminate upon death or disability of Mr. Appelman. The Appelman Agreement also provides for certain non-disclosure, non-solicitation and confidentiality provisions. Mr. Appelman is entitled to participate in the Company's equity incentive plan, under which he may be granted stock options or other equity-based awards at the discretion of the Company, subject to the terms of the plan and any applicable award agreement.

The Company has an employment agreement with David Weizenbach (the "Weizenbach Agreement"), pursuant to which Mr. Weizenbach provides certain management and other services to the Company, including without limitation to act as COO of the Company. Mr. Weizenbach shall, in accordance with the terms and conditions of the Weizenbach Agreement, perform the services in a timely and professional manner pertaining to the best interests of the Company. As consideration for the services to be provided by Mr. Weizenbach, the Company agreed to pay an annual salary of $200,000. The Weizenbach Agreement commenced on July 1, 2025, and will continue until the Weizenbach Agreement is terminated by either Mr. Weizenbach or the Company. Mr. Weizenbach may terminate the Weizenbach Agreement by providing a minimum of four weeks' written notice during the first three months of employment and 13 weeks' written notice thereafter. The Company may terminate the Weizenbach Agreement in accordance with applicable employment laws and the terms of the Weizenbach Agreement, including minimum notice or pay in lieu as required by the Alberta Employment Standards Code. The Weizenbach Agreement will automatically terminate upon the death of Mr. Weizenbach. In the event of illness or disability, the Company will provide reasonable accommodation as required by law. The Weizenbach Agreement also provides for certain non- disclosure and confidentiality provisions. Mr. Weizenbach is entitled to participate in the Company's equity incentive plan, under which he may be granted stock options or other equity-based awards at the discretion of the Company, subject to the terms of the plan and any applicable award agreement.

INCENTIVE PLAN AWARDS

Narrative Discussion

The Company grants equity-based awards pursuant to its Omnibus Equity Incentive Plan. The Omnibus Equity Incentive Plan permits the grant of stock options, restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs") to eligible directors, officers, employees and consultants of the Company.

The purpose of the Omnibus Equity Incentive Plan is to align the interests of participants with those of shareholders by providing an opportunity to participate in the long-term growth and success of the Company and to assist the Company in attracting, retaining and motivating qualified personnel.

Awards granted under the Omnibus Equity Incentive Plan are subject to the terms of the plan and the applicable award agreements. In determining the timing, size and terms of awards, the Board considers a number of factors, including the participant's responsibilities, individual performance, contributions to the Company, previous grants, retention considerations and the Company's overall compensation objectives.

Outstanding option-based awards are exercisable at the exercise prices and until the expiry dates set forth in the tables below. The value of outstanding awards varies with the market price of the Company's common shares.

The treatment of awards upon termination of employment or service, retirement, death, disability and change of control is governed by the terms of the Omnibus Equity Incentive Plan, applicable award agreements and any employment, consulting or management agreements between the Company and the applicable participant.

As at May 31, 2026, there were 33,867,884 Shares issued and outstanding. As at that date, (i) 2,367,446 Options and 30,000 RSUs were outstanding under the Omnibus Equity Incentive Plan, representing approximately 7.08% of the issued and outstanding Shares, (ii) 980,178 Options were outstanding under the Previous Stock Option Plan, representing approximately 2.89% of the issued and outstanding Shares, and (iii) 1,702,558 Shares, representing approximately 5.03% of the issued and outstanding Shares, remained available for grant under the Omnibus Equity Incentive Plan. No further awards will be granted under the Previous Stock Option Plan.

As at May 31, 2026, there were 30,000 RSUs, nil PSUs and nil DSUs issued and outstanding. The RSUs were issued to a consultant of the Company on July 3, 2025 and vested on July 3, 2026. No performance-based vesting conditions apply to the RSUs.

No awards were amended, repriced, cancelled or replaced during the financial year ended May 2026.

Outstanding share-based awards and option-based awards

The following table sets out information concerning the option-based and share-based awards held by our NEOs as at May 31, 2026.

Name and Principal Position	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)	Number of shares or units or shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Ofer Vicus CEO, Executive Chair and Director	47,693	6.50	August 6, 2029	810,781	Nil	Nil	Nil
	90,000	13.50	July 3, 2030	900,000
Mena Beshay CFO and Secretary	116,000	2.2750	June 20, 2032	2,462,100	Nil	Nil	Nil
	76,924	3.25	December 29, 2027	1,557,711
	76,924	6.50	August 6, 2029	1,307,708
	50,000	13.50	July 3, 2030	500,000
David Weizenbach Chief Operating Officer	50,000	9.00	January 15, 2030	725,000	Nil	Nil	Nil
	70,000	13.50	July 3, 2030	700,000
Eric Appleman Chief Revenue Officer	123,077	3.5425	September 11, 2028	2,456,309	Nil	Nil	Nil
	92,308	6.50	August 6, 2029	1,569,236
	50,000	13.50	July 3, 2030	500,000
Gene Cammack Former Chief Operating Officer	83,077	2.34	February 20, 2032	1,757,909	Nil	Nil	Nil
	76,924	3.25	December 29, 2027	1,557,711
W. Marcus Trygstad Director and Principal Scientist	341,064	2.1125	April 30, 2031	7,294,506	Nil	Nil	Nil
	61,539	3.25	December 29, 2027	1,246,165
	61,539	6.50	August 6, 2029	1,046,163
	50,000	13.50	July 3, 2030	500,000

Incentive Plan Awards - Value Vested or Earned During the Year

The following table indicates, for each of our NEOs, a summary of the value of the option-based and share-based awards vested in accordance with their terms during the year ended May 31, 2026:

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)(2)	Non-equity incentive plan compensation - Value earned during the year ($)
Ofer Vicus CEO, Executive Chair and Director	357,598	Nil	Nil
Mena Beshay CFO and Secretary	443,791	Nil	Nil
David Weizenbach Chief Operating Officer	293,125	Nil	Nil
Eric Appleman Chief Revenue Officer	761,716	Nil	Nil
Gene Cammack Former Chief Operating Officer	Nil	Nil	Nil
W. Marcus Trygstad Director and Principal Scientist	369,006	Nil	Nil

(1) Calculated using the closing share price on the date of vesting, less the exercise price.

(2) Calculated using the closing share price on the date of vesting.

Narrative Discussion

The values disclosed in the tables above reflect the value of equity-based awards held by, granted to or vested in the Named Executive Officers during the most recently completed financial year.

Option-based awards generally vest over time and remain exercisable until their stated expiry dates, subject to the terms of the applicable award agreements and the Omnibus Equity Incentive Plan. Share-based awards, if any, are subject to the vesting schedules and settlement provisions established at the time of grant.

The Company did not maintain any non-equity incentive compensation plans for Named Executive Officers during the most recently completed financial year except as reflected in the tables above.

The following table indicates, for each NEO, the number of option-based awards that vested in accordance with their respective award agreements during the financial year ended May 31, 2026:

Name of Executive Officer	Number of Option-based Awards Vested as at May 31, 2026	Exercise Price ($)
Ofer Vicus CEO, Executive Chair and Director	23,844	6.50
	37,500	13.50
Mena Beshay CFO and Secretary	38,460	6.50
	20,830	13.50
David Weizenbach Chief Operating Officer	24,996	9.00
	29,160	13.50
Eric Appleman Chief Revenue Officer	20,517	3.5425
	46,152	6.50
	20,830	13.50
Gene Cammack Former Chief Operating Officer	Nil	Nil
W. Marcus Trygstad Director and Principal Scientist	30,768	6.50
	20,830	13.50

During the year ended May 31, 2026, Mena Beshay, who serves as Chief Financial Officer and Corporate Secretary of the Company exercised 92,308 stock options at an exercise price of $2.1125 per share, and 7,077 stock options at an exercise price of $2.275 per share. Gene Cammack, who served as Chief Operating Officer until August 31, 2024 exercised 40,000 stock options at an exercise price of $2.34 per share. No other option-based awards were exercised by any other Named Executive Officer or director of the Company during the year. No option-based awards were forfeited, surrendered, amended or settled during the financial year ended May 31, 2026.

No share-based awards were issued to any Named Executive Officers during the most recently completed financial year.

DIRECTOR COMPENSATION

Narrative Discussion

The Board is responsible for determining compensation payable to non-management directors. Director compensation is intended to attract and retain qualified directors and to align their interests with the long-term interests of shareholders.

Director compensation may consist of cash compensation, equity-based compensation or a combination of both. Equity awards may be granted pursuant to the Omnibus Equity Incentive Plan. In determining director compensation, the Board considers factors including director responsibilities, committee participation, time commitments and market practices of comparable companies.

The Chief Executive Officer and any other directors who are also Named Executive Officers do not receive separate director compensation to the extent such compensation is reflected in the Summary Compensation Table.

Director Compensation Table

The following table sets out information concerning compensation earned by, paid to, or awarded to the directors of the Company for the most recently completed financial year:

Name and Principal Position (a)	Fees earned ($) (b)	Share- based awards ($) (c)	Option-based awards ($) (d)	Non-equity incentive plan compensation ($) (e)	Pension value ($) (f)	All other compensation ($) (g)	Total compensation ($) (h)
Peter Kampian(1) Director	54,167	Nil	134,996	Nil	Nil	Nil	189,163
James E. Scott(2) Director	44,167	Nil	101,247	Nil	Nil	Nil	145,414
Marie Grönborg(3) Director	44,167	Nil	101,247	Nil	Nil	Nil	145,414

(1) Peter Kampian was appointed as a director of the Company on April 23, 2021.

(2) James E. Scott was appointed as a director of the Company on February 22, 2022.

(3) Marie Grönborg was appointed as a director of the Company on November 7, 2023.

DIRECTOR INCENTIVE PLAN AWARDS

Narrative Discussion

The Company may grant equity-based awards to non-management directors pursuant to the Omnibus Equity Incentive Plan. Such awards are intended to align the interests of directors with those of shareholders and encourage long-term value creation.

The terms of director awards, including vesting provisions, exercise prices and expiry dates, are determined by the Board in accordance with the Omnibus Equity Incentive Plan.

Outstanding awards held by directors as at May 31, 2026 and awards that vested during the fiscal year are set out in the table below.

Director Outstanding Share-Based Awards and Option-Based Awards

The following table sets out information concerning the option-based and share-based awards held by our non- executive directors as at May 31, 2026.

Name and Principal Position	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units or shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Peter Kampian Director	76,924	2.1125	April 30, 2031	1,645,212	Nil	Nil	Nil
	30,770	2.34	February 20, 2032	651,093
	15,385	3.25	December 29, 2027	311,546
	21,539	6.50	August 6, 2029	366,163
	20,000	13.50	July 3, 2030	200,000
James E. Scott Director	46,154	2.34	February 20, 2032	976,619	Nil	Nil	Nil
	15,385	3.25	December 29, 2027	311,546
	18,462	6.50	August 6, 2029	313,854
	15,000	13.50	July 3, 2030	150,000
Marie Grönborg Director	46,154	3.5425	November 29, 2028	921,118	Nil	Nil	Nil
	18,462	6.50	August 6, 2029	313,854
	15,000	13.50	July 3, 2030	150,000

Director Incentive Plan Awards - Value Vested or Earned During the Year

The following table indicates, for each of our directors, a summary of the value of the option-based and share- based awards vested in accordance with their terms during the year ended May 31, 2026:

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)(2)	Non-equity incentive plan ompensation - Value earned during the year ($)
Peter Kampian Director	132,592	Nil	Nil
James E. Scott Director	110,682	Nil	Nil
Marie Grönborg Director	266,523	Nil	Nil

(1) Calculated using the closing share price on the date of vesting, less the exercise price.

(2) Calculated using the closing share price on the date of vesting.

Narrative Discussion

The tables above summarize the outstanding and vested equity-based awards held by non-management directors during the most recently completed financial year.

Any equity-based awards granted to directors are governed by the Omnibus Equity Incentive Plan and the applicable award agreements. The value ultimately realized by directors from such awards depends on the future market price of the Company's common shares and the satisfaction of any applicable vesting conditions.

The following table indicates, for each non-management director, the number of option-based awards that vested in accordance with their respective award agreements during the financial year ended May 31, 2026:

Name of Executive Officer	Number of Option-Based Awards Vested as at May 31, 2026	Exercise Price ($)
Peter Kampian Director	10,764	6.50
	8,330	13.50
Marie Grönborg Director	11,540	3.5425
	9,228	6.50
	6,250	13.50
James E. Scott Director	9,228	6.50
	6,250	13.50

During the year ended May 31, 2026, no equity-based awards granted to directors were exercised, forfeited, settled, amended or cancelled.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of all of the securities outstanding under the Previous Stock Option Plan and the Omnibus Equity Incentive Plan, as of May 31, 2026:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,347,624(2)	$6.3242	1,732,558
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	3,347,624	$6.3242	1,732,558

(1) The Company does not have any warrants or rights outstanding under any equity compensation plans.

(2) As of May 31, 2026, there were 980,178 options outstanding under the Previous Stock Option Plan and 2,367,446 options outstanding under the Omnibus Equity Incentive Plan.

Burn Rate

In accordance with the policies of the TSX, the following table sets out the annual burn rate, calculated in accordance with section 613(p) of the TSX Company Manual, of each of the Company's security-based compensation arrangements for the three most recently completed fiscal years:

Equity Incentive Plan
For the Year Ended July 31,	Burn Rate (1)
2026	2.00%
2025	3.84%
2024	2.20%

(1) Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the Omnibus Equity Incentive Plan by the weighted average number of securities outstanding for the applicable fiscal year.

Stock Option Plans and Other Incentive Plans

The Company's previous stock option plan (the "Previous Stock Option Plan") was adopted on April 29, 2021. The Previous Stock Option Plan provides that the number of shares reserved for issuance under the Previous Stock Option Plan, together with all of the Company's other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of shares, is subject to the restrictions imposed under applicable securities laws and stock exchange policies. All options granted under the Previous Stock Option Plan will expire not later than the date that is ten years from the date that such options are granted. Options terminate earlier as follows: (i) immediately in the event of dismissal with cause; (ii) one month from date of termination other than for cause, or as set forth in each particular stock option agreement; (iii) twelve months from the date of disability; or (iv) twelve months from the date of death. Options granted under the Previous Stock Option Plan are not transferable or assignable other than by will or other testamentary instrument or pursuant to the laws of succession. As of the date hereof, 853,101 stock options and nil RSUs are outstanding under the Previous Stock Option Plan.

The Company's omnibus equity incentive plan was adopted on November 21, 2022 to replace the Previous Stock Option Plan, which was approved by the Shareholders of the Company on February 23, 2023 (the "Omnibus Equity Incentive Plan"). Awards under the Omnibus Equity Incentive Plan have an expiry date that is not later than the tenth anniversary of the applicable date of grant. Awards may be forfeited, cancelled, exercised or settled earlier in connection with a Participant's termination of employment or services, depending on the circumstances of such termination and the type of Award. Generally, (i) upon a voluntary resignation or termination for cause, any outstanding Award that has not been exercised, surrendered or settled is immediately forfeited and cancelled; (ii) upon termination without cause, a portion of any unvested Awards will vest, vested Options generally remain exercisable until the earlier of their expiry date and 90 days following the termination date, and vested Awards other than Options will generally be settled within 90 days following the termination date; (iii) upon disability, any unvested Awards will vest, vested Options remain exercisable until their expiry date and vested Awards other than Options will generally be settled within 90 days following the termination date; and (iv) upon death, any unvested Awards will vest, vested Options generally remain exercisable until the earlier of their expiry date and the first anniversary of the Participant's death, and vested Awards other than Options will generally be settled within 90 days following the Participant's death, in each case subject to the terms of the Omnibus Equity Incentive Plan and any applicable employment agreement, Award Agreement or other written agreement. Options granted under the Previous Stock Option Plan are not transferable or assignable other than by will or other testamentary instrument or pursuant to the laws of succession. As of the date hereof, 2,147,560 stock options and nil RSUs are outstanding under the Omnibus Equity Incentive Plan. The Board believes that the Omnibus Equity Incentive Plan will provide greater flexibility to grant equity-based incentive awards in the form of options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs").

On October 16, 2026, the Board approved an amended and restated version of the Omnibus Equity Incentive Plan (the "Amended and Restated Plan"). The amendments revise the vesting provisions applicable upon the termination of a Participant without Cause, as described below. No other provisions of the Equity Incentive Plan were amended.

Pursuant to Article 12 of the Omnibus Equity Incentive Plan, shareholder approval is not required for amendments to the general vesting provisions of an Award or the provisions of Article 9 of the Omnibus Equity Incentive Plan. Accordingly, the amendments described above did not require Shareholder approval.

Purpose

The Omnibus Equity Incentive Plan provides flexibility to the Company to grant equity-based incentive awards in the form of Options, RSUs, PSUs and DSUs, as described in further detail below. The purpose of the Omnibus Equity Incentive Plan is to, among other things, provide the Company with a share-related mechanism to attract, retain and motivate qualified Directors, Employees and Consultants, to reward such of those Directors, Employees and Consultants as may be granted awards under the Omnibus Equity Incentive Plan by the Board from time to time for their contributions toward the long-term goals and success of the Company and to enable and encourage such Directors, Employees and Consultants to acquire Shares as long-term investments and proprietary interests in the Company.

Key Terms of the Omnibus Equity Incentive Plan

Shares Subject to the Omnibus Equity Incentive Plan

The Omnibus Equity Incentive Plan is a rolling plan which, subject to the adjustment provisions provided for therein (including a subdivision or consolidation of Shares), provides that the aggregate maximum number of Shares that may be issued upon the exercise or settlement of awards granted under the Omnibus Equity Incentive Plan shall not exceed 15% of the Company's issued and outstanding Shares from time to time. The Omnibus Equity Incentive Plan is considered an "evergreen" plan, since the Shares covered by awards which have been exercised, settled or terminated shall be available for subsequent grants under the Omnibus Equity Incentive Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.

Insider Participation Limit

The Omnibus Equity Incentive Plan also provides that the aggregate number of Shares (a) issuable to insiders at any time (under all of the Company's security‐based compensation arrangements) cannot exceed 10% of the Company's issued and outstanding Shares and (b) issued to insiders within any one year period (under all of the Company's security based compensation arrangements) cannot exceed 10% of the Company's issued and outstanding Shares.

Furthermore, the Omnibus Equity Incentive Plan provides that (i) the Company shall not make grants of awards to non-employee directors if, after giving effect to such grants of awards, the aggregate number of Shares issuable to non‐employee directors, at the time of such grant, under all of the Company's security based compensation arrangements would exceed 1% of the issued and outstanding Shares on a non‐diluted basis, and (ii) within any one financial year of the Company, (a) the aggregate fair value on the date of grant of all Options granted to any one non‐employee director shall not exceed $100,000, and (b) the aggregate fair market value on the date of grant of all awards (including, for greater certainty, the fair market value of the Options) granted to any one non‐employee director under all of the Company's security based compensation arrangements shall not exceed $150,000; provided that such limits shall not apply to (i) awards taken in lieu of any cash retainer or meeting director fees, and (ii) a onetime initial grant to a non‐employee director upon such non‐employee director joining the Board.

Any Shares issued by the Company through the assumption or substitution of outstanding Options or other equity based awards from an acquired company shall not reduce the number of Shares available for issuance pursuant to the exercise of awards granted under the Omnibus Equity Incentive Plan.

The Omnibus Equity Incentive Plan does not provide for a maximum number of Shares issuable to any one participant, other than the insider and non-employee director limits described above. The Company does not have a security purchase arrangement. The Company does not provide financial assistance to participants to facilitate the purchase of Shares under the Omnibus Equity Incentive Plan. No awards have been granted under the Omnibus Equity Incentive Plan that are subject to ratification by Shareholders.

Administration of the Omnibus Equity Incentive Plan

The Plan Administrator (as defined in the Omnibus Equity Incentive Plan) is determined by the Board, and is initially the Board. The Omnibus Equity Incentive Plan may in the future continue to be administered by the Board itself or be delegated to a committee of the Board. The Plan Administrator determines which directors, officers, consultants and employees are eligible to receive awards under the Omnibus Equity Incentive Plan, the time or times at which awards may be granted, the conditions under which awards may be granted or forfeited to the Company, the number of Shares to be covered by any award, the exercise price of any award, whether restrictions or limitations are to be imposed on the Shares issuable pursuant to grants of any award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any award, based on such factors as the Plan Administrator may determine.

In addition, the Plan Administrator interprets the Omnibus Equity Incentive Plan and may adopt guidelines and other rules and regulations relating to the Omnibus Equity Incentive Plan, and make all other determinations and take all other actions necessary or advisable for the implementation and administration of the Omnibus Equity Incentive Plan.

Eligibility

All directors, employees and consultants are eligible to participate in the Omnibus Equity Incentive Plan. Participation in the Omnibus Equity Incentive Plan is voluntary and eligibility to participate does not confer upon any director, employee or consultant any right to receive any grant of an award pursuant to the Omnibus Equity Incentive Plan. The extent to which any such individual is entitled to receive a grant of an award pursuant to the Omnibus Equity Incentive Plan will be determined in the sole and absolute discretion of the Plan Administrator.

Types of Awards

Awards of Options, RSUs, PSUs and DSUs may be made under the Omnibus Equity Incentive Plan. All of the awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the Omnibus Equity Incentive Plan, and will generally be evidenced by an award agreement. In addition, subject to the limitations provided in the Omnibus Equity Incentive Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of awards, cancel or modify outstanding awards, and waive any condition imposed with respect to awards or Shares issued pursuant to awards.

Options

The Plan Administrator will establish the exercise price at the time each Option is granted, which exercise price must in all cases be the greater of the closing market price of the Shares on (i) the trading day prior to the date of grant and (ii) the date of grant, and as otherwise required pursuant to the policies of the any stock exchange on which the Shares are listed (the "Market Price"). Subject to any accelerated termination as set forth in the Omnibus Equity Incentive Plan, each Option expires on its respective expiry date. The Plan Administrator will have the authority to determine the vesting terms applicable to grants of Options. Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator or as otherwise set forth in any written employment agreement, award agreement or other written agreement between the Company or a subsidiary of the Company and the participant. The Plan Administrator has the right to accelerate the date upon which any Option becomes exercisable. The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in the Omnibus Equity Incentive Plan, such as vesting conditions relating to the attainment of specified performance goals.

Unless otherwise specified by the Plan Administrator at the time of granting an Option and set forth in the particular award agreement, an exercise notice must be accompanied by payment of the exercise price. Subject to the policies of any stock exchange on which the Shares are listed, a participant may, in lieu of exercising an Option pursuant to an exercise notice, elect to surrender such Option to the Company (a "Cashless Exercise") in consideration for an amount from the Company equal to (i) the Market Price of the Common Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ii) the aggregate exercise price of the Option (or portion thereof) surrendered relating to such Shares (the "In‐the‐ Money Amount") by written notice to the Company indicating the number of Options such participant wishes to exercise using the Cashless Exercise, and such other information that the Company may require. Subject to the provisions of the Omnibus Equity Incentive Plan and the policies of any stock exchange on which the Shares are listed, the Company will satisfy payment of the In‐the‐Money Amount by delivering to the participant such number of Shares having a fair market value equal to the In‐the‐Money Amount.

Restricted Share Units

An RSU is a unit equivalent in value to a Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Share (or the value thereof) for each RSU after a specified vesting period. The Plan Administrator may, from time to time, subject to the provisions of the Omnibus Equity Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the "RSU Service Year").

The number of RSUs (including fractional RSUs) granted at any particular time under the Omnibus Equity Incentive Plan will be calculated by dividing (a) the amount of any bonus or similar payment that is to be paid in RSUs, as determined by the Plan Administrator, by (b) the greater of (i) the Market Price of a Share on the date of grant and

(ii) such amount as determined by the Plan Administrator in its sole discretion. The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs, provided that the terms comply with Section 409A of the U.S. Internal Revenue Code, to the extent applicable.

Upon settlement, holders will redeem each vested RSU for the following at the election of such holder but subject to the approval of the Plan Administrator: (a) one fully paid and non‐assessable Share in respect of each vested RSU, (b) a cash payment or (c) a combination of Shares and cash. Any such cash payments made by the Company shall be calculated by multiplying the number of RSUs to be redeemed for cash by the Market Price per Share as at the settlement date. Subject to the provisions of the Omnibus Equity Incentive Plan and except as otherwise provided in an award agreement, no settlement date for any RSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any RSU any later than the final business day of the third calendar year following the applicable RSU Service Year.

Performance Share Units

A PSU is a unit equivalent in value to a Share credited by means of a bookkeeping entry in the books of the Company, which entitles the holder to receive one Share (or the value thereof) for each PSU after specific performance‐based vesting criteria determined by the Plan Administrator, in its sole discretion, have been satisfied. The performance goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the effect of termination of a participant's service and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable award agreement. The Plan Administrator may, from time to time, subject to the provisions of the Omnibus Equity Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the "PSU Service Year").

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of PSUs. Upon settlement, holders will redeem each vested PSU for the following at the election of such holder but subject to the approval of the Plan Administrator: (a) one fully paid and non‐assessable Common Share in respect of each vested PSU, (b) a cash payment, or (c) a combination of Shares and cash. Any such cash payments made by the Company to a participant shall be calculated by multiplying the number of PSUs to be redeemed for cash by the Market Price per Share as at the settlement date. Subject to the provisions of the Omnibus Equity Incentive Plan and except as otherwise provided in an award agreement, no settlement date for any PSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any PSU any later than the final business day of the third calendar year following the applicable PSU Service Year.

Deferred Share Units

A DSU is a unit equivalent in value to a Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Share (or, at the election of the holder and subject to the approval of the Plan Administrator, the cash value thereof) for each DSU on a future date. The Board may fix from time to time a portion of the total compensation (including annual retainer) paid by the Company to a director in a calendar year for service on the Board (the "Director Fees") that are to be payable in the form of DSUs. In addition, each director is given, subject to the provisions of the Omnibus Equity Incentive Plan, the right to elect to receive a portion of the cash Director Fees owing to them in the form of DSUs.

Except as otherwise determined by the Plan Administrator or as set forth in the particular award agreement, DSUs shall vest immediately upon grant. The number of DSUs (including fractional DSUs) granted at any particular time will be calculated by dividing (a) the amount of Director Fees that are to be paid in DSUs, as determined by the Plan Administrator, by (b) the Market Price of a Share on the date of grant. Upon settlement, holders will redeem each vested DSU for: (a) one fully paid and non‐assessable Share issued from treasury in respect of each vested DSU, or (b) at the election of the holder and subject to the approval of the Plan Administrator, a cash payment on the date of settlement. Any cash payments made under the Omnibus Equity Incentive Plan by the Company to a participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

Dividend Equivalents

Except as otherwise determined by the Plan Administrator or as set forth in the particular award agreement, RSUs, PSUs and DSUs shall be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, as applicable, as of each dividend payment date in respect of which normal cash dividends are paid on Shares. Dividend equivalents shall vest in proportion to, and settle in the same manner as, the awards to which they relate. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of RSUs, PSUs and DSUs, as applicable, held by the participant on the record date for the payment of such dividend, by (b) the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places. The foregoing does not obligate the Company to declare or pay dividends on Shares and nothing in the Equity Inventive Plan shall be interpreted as creating such an obligation.

Restricted Periods

In the event an award expires, at a time when a scheduled blackout is in place or an undisclosed material change or material fact in the affairs of the Company exists, the expiry of such award will be the date that is 10 business days after which such scheduled restricted period terminates or there is no longer such undisclosed material change or material fact.

Term

The Omnibus Equity Incentive Plan does not stipulate a specific term for awards granted under the plan. However, no award may have an expiry date that is more than 10 years from the date of grant, except where shareholder approval is obtained or where the expiry date would otherwise fall within a restricted trading period of the Company. All awards must vest and settle in accordance with the provisions of the Omnibus Equity Incentive Plan and the applicable award agreement. Each award agreement may specify an expiry date for the particular award, provided that such expiry date complies with the requirements of the plan.

Termination of Employment or Services

The following table describes the impact of certain events upon the participants under the Company's current Omnibus Equity Incentive Plan, including termination for cause, resignation, termination without cause, disability, death or retirement, subject, in each case, to the terms of a participant's applicable employment agreement, award agreement or other written agreement. The Amended and Restated Plan amends the vesting provisions applicable upon termination of a Participant without Cause such that: (i) unvested awards generally terminate upon a termination without Cause; (ii) for employees, vesting continues only through any applicable minimum statutory notice period; (iii) the award agreement can provide otherwise; and (iv) awards vested by the relevant date generally remain exercisable and surrenderable for the existing 90-day post-termination period. See Schedule "B" to this Information Circular for the full text of the Amended and Restated Plan.

Event	Provisions
Termination for Cause / Resignation	Any Option or other award held by the participant that has not been exercised, surrendered or settled as of the Termination Date (as defined in the Omnibus Equity Incentive Plan) shall be immediately forfeited and cancelled as of the Termination
Date.
Termination without Cause	A portion of any unvested Options or other awards shall immediately vest, such portion to be equal to the number of unvested Options or other awards held by the participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested Options or other awards were originally scheduled to vest. Any vested Options may be exercised by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such Option; and (B) the date that is 90 days after the Termination Date. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested award other than an Option, such award will be settled within 90 days after the Termination Date.
Disability	Any award held by the participant that has not vested as of the date of such participant's Termination Date shall vest on such date. Any vested Option may be exercised by the participant at any time until the expiry date of such Option. Any vested award other than an Option will be settled within 90 days after the Termination
Date.

Event	Provisions
Death	Any award that is held by the participant that has not vested as of the date of the death of such participant shall vest on such date. Any vested Option may be exercised by the participant's beneficiary or legal representative (as applicable) at any time during the period that terminates on the earlier of: (a) the expiry date of such Option, and (b) the first anniversary of the date of the death of such participant. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested award other than an Option, such award will be settled with the participant's beneficiary or legal representative (as applicable) within 90 days after the date of the participant's death
Retirement	Any (i) outstanding award that vests or becomes exercisable based solely on the participant remaining in the service of the Company or its subsidiary will become 100% vested, and (ii) outstanding award that vests based on the achievement of Performance Goals (as defined in the Omnibus Equity Incentive Plan) that has not previously become vested shall continue to be eligible to vest based upon the actual achievement of such Performance Goals. Any vested Option may be exercised by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such Option; and (B) the third anniversary of the participant's date of retirement. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested award other than an Option that is described in (i), such award will be settled within 90 days after the participant's retirement. In the case of a vested award other than an Option that is described in (ii), such award will be settled at the same time the award would otherwise have been settled had the participant remained in active service with the Company or its subsidiary. Notwithstanding the foregoing, if, following his or her retirement, the participant commences (the "Commencement Date") employment, consulting or acting as a director of the Company or any of its subsidiaries (or in an analogous capacity) or otherwise as a service provider to any person that carries on or proposes to carry on a business competitive with the Company or any of its subsidiaries, any Option or other award held by the participant that has not been exercised or settled as of the Commencement Date shall be immediately forfeited and cancelled as of the
Commencement Date.

Change in Control

Under the Omnibus Equity Incentive Plan, except as may be set forth in an employment agreement, award agreement or other written agreement between the Company or a subsidiary of the Company and a participant:

(a) the Plan Administrator may, without the consent of the participant, take such steps as it deems necessary or desirable, including to cause (i) the conversion or exchange of any outstanding awards into or for, rights or other securities of substantially equivalent value, as determined by the Plan Administrator in its discretion, in any entity participating in or resulting from a Change in Control; (ii) outstanding awards to vest and become exercisable, realizable, or payable, or restrictions applicable to an award to lapse, in whole or in part prior to or upon consummation of such merger or Change in Control, and, to the extent the Plan Administrator determines, terminate upon or immediately prior to the effectiveness of such merger or Change in Control; (iii) the termination of an award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise or settlement of such award or realization of the participant's rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Plan Administrator determines in good faith that no amount would have been attained upon the exercise or settlement of such award or realization of the participant's rights, then such award may be terminated by the Company without payment); (iv) the replacement of such award with other rights or property selected by the Board of Directors in its sole discretion where such replacement would not adversely affect the holder; or (v) any combination of the foregoing. In taking any of the actions permitted pursuant to the Omnibus Equity Incentive Plan, the Plan Administrator will not be required to treat all awards similarly in the transaction. Notwithstanding the foregoing, in the case of Options held by a Canadian Taxpayer, the Plan Administrator may not cause the Canadian Taxpayer to receive any property in connection with a Change in Control other than rights to acquire shares of a company or units of a "mutual fund trust" (as defined in the Tax Act), of the Company or a "qualifying person" (as defined in the Tax Act) that does not deal at arm's length (for purposes of the Tax Act) with the Company, as applicable, at the time such rights are issued or granted.

(b) If within 12 months following the completion of a transaction resulting in a Change in Control (as defined below), a participant's employment, consultancy or directorship is terminated by the Company or a subsidiary of the Company without Cause (as defined in the Omnibus Equity Incentive Plan), without any action by the Plan Administrator:

(i) any unvested awards held by the participant at the Termination Date shall immediately vest; and

(ii) any vested awards may be exercised, surrendered to the Company, or settled by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such award; and (B) the date that is 90 days after the Termination Date. Any Award that has not been exercised, surrendered or settled at the end of such period will be immediately forfeited and cancelled.

(c) Unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Shares will cease trading on an Exchange, then the Company may terminate all of the awards, other than an Option held by a participant that is a resident of Canada for the purposes of the Income Tax Act (Canada), granted under the Omnibus Equity Incentive Plan at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each award equal to the fair market value of the award held by the participant as determined by the Plan Administrator, acting reasonably, provided that any vested awards granted to U.S. Taxpayers will be settled within 90 days of the Change in Control.

Subject to certain exceptions, a "Change in Control" includes (a) any transaction pursuant to which a person or group acquires more than 50% of the outstanding Common Shares, (b) the sale of all or substantially all of the Company's assets, (c) the dissolution or liquidation of the Company, (d) the acquisition of the Company via consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise, (e) individuals who comprise the Board at the last annual meeting of shareholders (the "Incumbent Board") cease to constitute at least a majority of the Board, unless the election, or nomination for election by the shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, in which case such new director shall be considered as a member of the Incumbent Board, or (f) any other event which the Board determines to constitute a change in control of the Company.

Non-Transferability of Awards

Except as permitted by the Plan Administrator and to the extent that certain rights may pass to a beneficiary or legal representative upon death of the participant, by will or as required by law, no assignment or transfer of awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such awards whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such awards will terminate and be of no further force or effect. To the extent that certain rights to exercise any portion of an outstanding award pass to a beneficiary or legal representative upon death of the participant, the period in which such award can be exercised by such beneficiary or legal representative shall not exceed one year from the participant's death.

Amendments to the Omnibus Equity Incentive Plan

The Plan Administrator may, without shareholder approval, at any time or from time to time, amend, modify, change, suspend or terminate the Omnibus Equity Incentive Plan or any awards granted pursuant thereto, as they, in their discretion, determines appropriate, provided that (a) no such amendment, modification, change, suspension or termination of the Omnibus Equity Incentive Plan or any award granted pursuant thereto may materially impair any rights of a participant or materially increase any obligations of a participant under the Omnibus Equity Incentive Plan without the consent of such participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements; and (b) any amendment that would cause an award held by a U.S. Taxpayer to be subject to income inclusion under Section 409A of the Code shall be null and void ab initio with respect to the U.S. Taxpayer unless the consent of the U.S. Taxpayer is obtained.

Notwithstanding the above, and subject to the rules of any applicable stock exchange, the approval of Shareholders is required to effect any of the following amendments to the Omnibus Equity Incentive Plan:

(a) increasing the percentage of Shares reserved for issuance under the Omnibus Equity Incentive Plan, except pursuant to the provisions in the Omnibus Equity Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(b) increasing or removing the 10% limits on Shares issuable or issued to insiders;

(c) reducing the exercise price of an option award (for this purpose, a cancellation or termination of an option award of a participant prior to its expiry date for the purpose of reissuing an option award to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an option award) except pursuant to the provisions in the Omnibus Equity Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(d) extending the term of an option award beyond the original expiry date (except where an expiry date would have fallen within a restricted period applicable to the participant or within 10 business days following the expiry of such a restricted period);

(e) permitting an option award to be exercisable beyond 10 years from its date of grant (except where an expiry date would have fallen within a restricted period of the Corporation);

(f) increasing or removing the limits on the participation of directors;

(g) permitting awards to be transferred to a person;

(h) changing the eligible participants of the Omnibus Equity Incentive Plan; or

(i) deleting or reducing the range of amendments which require approval of shareholders.

Except for the items listed above, amendments to the Omnibus Equity Incentive Plan will not require shareholder approval. Such amendments include, but are not limited to: (a) amending the general vesting provisions of an award, (b) amending the provisions for early termination of awards in connection with a termination of employment or service, (c) adding covenants of the Company for the protection of the participants, (d) amendments that are desirable as a result of changes in law in any jurisdiction where a participant resides, and (e) curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or manifest error.

Anti-Hedging Policy

Participants are restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of awards granted to them.

As of the date of this Information Circular, to the Company's knowledge, a total of 23,392,378 Shares are held by officers and directors of the Company and will not be included for the purpose of determining whether Shareholder approval of the Omnibus Equity Incentive Plan has been obtained.

APPOINTMENT OF AUDITOR

At the Meeting, Shareholders will be asked to pass an ordinary resolution to appoint De Visser Gray LLP, Chartered Professional Accountants, as auditors of the Company for the fiscal year ending May 31, 2027, and to authorize the directors of the Company to fix the remuneration to be to be paid to the auditors for the fiscal year ending May 31, 2027. An ordinary resolution needs to be passed by a simple majority of the votes cast by the Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Management of the Company recommends that Shareholders vote for the appointment of De Visser Gray LLP, Chartered Professional Accountants, as the Company's auditors for the Company's fiscal year ending May 31, 2027 and to authorize the directors of the Company to fix the remuneration to be paid to the auditors for the fiscal year ending May 31, 2027.

AUDIT COMMITTEE DISCLOSURE

Under National Instrument 52-110 Audit Committees ("NI 52-110"), a reporting issuer is required to provide disclosure annually with respect to its audit committee, including the text of its audit committee charter, information regarding the composition of the audit committee, and information regarding fees paid to its external auditor. The Company provides the following disclosure with respect to its audit committee (the "Audit Committee").

Audit Committee Charter

The Board has adopted an audit committee charter (the "Charter") that sets out the roles and responsibilities of the Audit Committee. The Charter is attached as Schedule "C" to this Information Circular.

The Audit Committee is currently made up of the following three directors:

Name	Independent(1)	Financially Literate(1)
Peter Kampian (Chair)	Yes	Yes
Marie Grönborg	Yes	Yes
James E. Scott	Yes	Yes

(1)  Within the meaning of National Instrument 52-110 - Audit Committees ("NI 52-110").

Relevant Education and Experience

Peter Kampian

Mr. Kampian is a Chartered Professional Accountant (CPA, CA, 1986), holds a Bachelor of Business Administration from Wilfrid Laurier University and is a member of the Institute of Corporate Directors (ICD.D). He has served as Chief Financial Officer of DionyMed Brands Inc., Mettrum Health Corp. and Algonquin Income Fund and is currently Chief Executive Officer of Edge Financial Consulting Services Corp. In these roles, he has been directly responsible for preparing, and supervising individuals preparing, financial statements and for designing and maintaining internal controls over financial reporting. Mr. Kampian currently serves on the board of Matador Technologies Inc. and is a member of its audit committee.

Mr. Kampian is a director on the Board and Audit Committee of Matador Technologies Inc.

James E. Scott

Mr. Scott holds a degree in finance and operations management from Boston University School of Management. He began his career in investment banking with Salomon Brothers Inc. and SBC Warburg and has been Managing Partner of The Scott Company LLC since 1998 and Littlehorn Investments, LLC. Mr. Scott served on the audit committee of publicly-traded Harborside Inc. and StateHouse Holdings Inc. and was the Finance Chair of YMCA of Metropolitan Denver. He is currently the CEO of StateHouse Holdings. Through these roles and his service on the boards of public and private companies, Mr. Scott has substantial experience analyzing and evaluating financial statements.

Marie Grönborg

Ms. Grönborg holds an M.Sc. in Chemical Engineering and has more than 30 years of executive experience, including as Chief Executive Officer of TreeToTextile and Purac and as Executive Vice President and member of the Group Management Team of Perstorp. In these roles, she was responsible for overseeing the financial performance and financial reporting of the businesses she led. She currently serves on the boards of SSAB, Eolus (Chair), Lantmännen and Bioextrax. Ms. Grönborg was a member of the audit committee of Permascand, and was also a member of the audit committee of SSAB from 2019 to 2022.

Each member of the Audit Committee has, through the education and experience described above, (a) an understanding of the accounting principles used by the Company to prepare its financial statements, (b) the ability to assess the general application of those accounting principles in connection with accounting estimates, accruals and provisions, (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues generally comparable to those that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more individuals engaged in such activities, and (d) an understanding of internal controls and procedures for financial reporting.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member) or section 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110, or on an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.

Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in subsection 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) of NI 52-110.

Reliance on Section 3.8

At no time since the commencement of the Company's most recently completed financial year has the Company relied on section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year has the Board declined to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Pre-Approval Policies and Procedures

The Audit Committee has not established a pre-approval requirement as the Company has not engaged the external auditor to provide non-audit services. All services provided to the Company or its subsidiaries by the external auditor must be approved by both the Board and Audit Committee in advance.

External Auditor Service Fees (By Category)

The following table sets out the aggregate fees billed by the Company's external auditor, De Visser Gray LLP, in each of the last two financial years:

Fee	Year ended May 31, 2026	Year ended May 31, 2025
Audit Fees(1)	$40,000	$40,000
Audit-Related Fees(2)	$19,000	$45,000
Tax Fees(3)	Nil	Nil
All Other Fees(4)	$16,000	$21,000

(1) "Audit Fees" are the aggregate fees billed for audit services.

(2) "Audit-Related Fees" are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under "Audit Fees".

(3) "Tax Fees" are the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

(4) "All Other Fees" are the aggregate fees billed for products and services other than those reported under the other three categories, including comfort letters for the Company's US public offerings.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than as described below, to the knowledge of the Company and based upon information provided to it by the nominees, no current or former director, executive officer, proposed nominee for election to the Board, or associate of such persons is, or at any time since the beginning of the Company's most recently completed financial year has been, indebted to the Company or any of its subsidiaries.

No indebtedness of current or former director, executive officer, proposed nominee for election to the Board, or associate of such person is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

Name and Principal Position	Involvement of Company or Subsidiary	Year ended May 31, 2025	Largest Amount Outstanding During Fiscal 2026 ($)	Amount Outstanding as at October 16, 2026 ($)	Amount Forgiven During Fiscal 2026 ($)
Ofer Vicus, Chief Executive Officer, Executive Chair and Director	Company lender	$77,353	$77,610	$77,610	Nil

The indebtedness owing by Mr. Vicus is unsecured, non-interest bearing and has no specified terms of repayment, and relates to historical shareholder advances.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No: (a) director, proposed director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, Shares or who exercises control or direction of Shares, or a combination of both carrying more than ten percent of the voting rights attached to the Shares outstanding (each, an "Insider"); (c) director or executive officer of an Insider; or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company, except with an interest arising from the ownership of Shares, where such person will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of Shares.

CORPORATE GOVERNANCE

General

The Canadian Securities Administrators have issued corporate governance guidelines pursuant to National Policy 58- 201- Corporate Governance Guidelines ("NP 58-201") together with certain related disclosure requirements pursuant to National Instrument 58-101- Disclosure of Corporate Governance Practices ("NI 58-101"). The corporate governance guidelines set forth in NP 58-201 are recommended as "best practices" for issuers to follow. We recognize that good corporate governance plays an important role in our overall success and in enhancing Shareholder value and, accordingly, we have adopted certain corporate governance policies and practices. The disclosure set out below describes our approach to corporate governance.

Majority Voting Policy

While the Board recommends nominees to the Board, shareholders vote to elect the members of the Board on an annual basis. The Company has a majority voting policy (the "Majority Voting Policy"), which was adopted by the Board on October 15, 2026.

The Majority Voting Policy requires that any nominee for director who receives a greater or equal number of validly cast votes "withheld" from their election than validly cast votes "for" their election shall tender their resignation to the Board immediately following the Meeting, provided the Meeting is not a contested meeting. In the Majority Voting Policy, a "contested meeting" means a meeting at which the number of directors nominated for election is greater than the number of seats available on the Board, and "withheld" votes do not include abstentions and failures to vote with respect to any director's election. After tendering a resignation pursuant to the Majority Voting Policy, the director shall not attend any meeting or participate in any Board or committee meetings concerning that director's resignation while the resignation offer remains outstanding, but will remain active and engaged in all other Board and Board committee activities, deliberations, and decisions during such time, including the deliberations, and decisions regarding any offer to resign tendered by any other director in accordance with the Majority Voting Policy. Within ninety (90) days of the date of the shareholders' meeting at which the election occurred, the Board will make a decision with regard to the offer to resign. Absent "exceptional circumstances", the Board will accept the resignation. While the Company's securities are listed on the TSX:

(a) the following will not generally constitute "exceptional circumstances" under the Majority Voting Policy: (i) the director's length of service; (ii) the director's qualifications; (iii) the director's attendance at meetings; (iv) the director's experience; or (v) the director's past contributions to the Company; and

(b) following the Board's decision, the Board will promptly disclose, by way of press release, its decision whether to accept the director's offer to resign including, if applicable, a full statement of the reasons of the Board for rejecting the offer to resign, and a copy of such press release will be provided to the TSX.

A copy of the Majority Voting Policy is available on the Company's websiteat https://investors.adurocleantech.com/governance/governance-documents/default.aspx.

Board of Directors

Director Independence

Under NI 58-101, a director is considered to be independent if he or she is independent within the meaning of National Instrument 52-110 - Audit Committees ("NI 52-110"). Pursuant to NI 52- 110, an independent director is a director who is free from any direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with a director's independent judgment.

The Board currently consists of five directors: Ofer Vicus, W. Marcus Trygstad, Peter Kampian, James E. Scott and Marie Grönborg. Based on information provided by each director concerning their background, employment and affiliations, the Board has determined that Peter Kampian, James E. Scott and Marie Grönborg are independent directors. Ofer Vicus and W. Marcus Trygstad are not considered independent as each is an executive officer of the Company.

Accordingly, the Board has determined that three of its five directors are independent and that a majority of the Board is independent. The Board has appointed Peter Kampian, an independent director, to serve as Lead Independent Director. In this role, Mr. Kampian provides leadership to the independent directors, serves as a liaison between management and the independent directors and assists in ensuring that the Board functions independently of management where appropriate.

Other Reporting Issuer Directorships

The following table sets out directorships currently held by directors of the Company with other reporting issuers (or the equivalent) in Canada or a foreign jurisdiction:

Name of Director	Names of Other Reporting Issuers	Securities Exchange
James E. Scott	StateHouse Holdings Inc. (formerly Harborside Inc.)	Canadian Securities Exchange
Marie Grönborg	SSAB AB Eolus AB Bioextrax AB	Nasdaq Stockholm Nasdaq Stockholm First North, Nasdaq Stockholm
Peter Kampian	Matador Technologies Inc.	TSX Venture Exchange

Meetings of Independent Directors

The Board holds regularly scheduled quarterly meetings, together with additional meetings as required, and also authorizes corporate action by unanimous written consent where appropriate.

The independent directors may hold in camera sessions, or portions of meetings, at which non-independent directors and members of management are not present.

If a director or officer has an interest in a transaction or agreement being considered by the Board or a committee of the Board, that director or officer is required to declare the nature and extent of such interest and, where required by applicable law, abstain from participating in discussions and voting on the matter.

Attendance Record

The attendance record of each director for meetings of the Board held since the beginning of the Company's most recently completed financial year is set out below:

Director	Meetings Attended	Meetings Held
Ofer Vicus	4	4
W. Marcus Trygstad	4	4
Peter Kampian	4	4
James E. Scott	4	4
Marie Grönborg	4	4

Chair of the Board

The Chair of the Board is Ofer Vicus, who is not independent because he also serves as the Chief Executive Officer of the Company. As Chair of the Board, Mr. Vicus is responsible for providing leadership to the Board, presiding over meetings of the Board and assisting the Board in fulfilling its oversight responsibilities.

To further support the exercise of independent judgment by the Board, the Board has appointed Peter Kampian as Lead Independent Director. The role and responsibilities of the Lead Independent Director are described under "Position Description" below.

The independent directors also hold in camera sessions, or portions of meetings, at which non-independent directors and members of management are not present.

Board Mandate

The Board has not adopted a formal written board mandate. The Board is responsible for the stewardship of the Company and the supervision of the management of the business and affairs of the Company. In fulfilling its responsibilities, the Board oversees the Company's strategic planning process, enterprise risk management, succession planning, financial reporting and disclosure controls and procedures, corporate governance practices and the integrity of the Company's internal control systems. The Board also reviews and approves significant corporate initiatives and material transactions and monitors management's performance in implementing the Company's strategic objectives.

Position Description

The Board has not adopted formal written position descriptions for the Chair of the Board, the Lead Independent Director, the Chair of the Audit Committee or the Chief Executive Officer.

The Board delineates the roles and responsibilities of these positions through the Company's governance practices, the Audit Committee Charter, applicable employment arrangements and through regular review and direction by the Board.

The Chair of the Board is responsible for providing leadership to the Board, presiding over meetings of the Board, facilitating the effective functioning of the Board and assisting the Board in discharging its oversight responsibilities.

The Board has appointed Peter Kampian as Lead Independent Director. The Lead Independent Director is responsible for providing leadership to the independent directors, acting as a liaison between management and the independent directors, chairing meetings of the independent directors when held and assisting in ensuring that the Board functions independently of management where appropriate.

The Chair of the Audit Committee is responsible for coordinating the activities of the Audit Committee, presiding over committee meetings and reporting to the Board on matters considered by the Audit Committee.

The Chief Executive Officer is responsible for the day-to-day management of the Company's business and affairs, implementing the strategic direction approved by the Board and reporting regularly to the Board regarding the Company's operations, financial performance and strategic initiatives.

Orientation and Continuing Education

The Board provides orientation for new directors regarding the Company's business, operations, strategic objectives, governance practices and key risks. New directors are provided with access to relevant corporate, governance and financial information and are given the opportunity to meet with management and other directors to familiarize themselves with the Company's business and affairs.

The Board encourages directors to maintain and enhance the knowledge and skills necessary to discharge their responsibilities as directors. Directors receive updates from management and external advisors regarding developments affecting the Company and its industry, including legal, regulatory, governance and financial reporting matters.

As of the date of this Information Circular, the Company has not provided any formal continuing education programs or director education opportunities.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics applicable to its directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The Code is intended to promote honest and ethical conduct, compliance with applicable laws, the avoidance of conflicts of interest and a culture of integrity and accountability throughout the organization.

The Board expects directors, officers and employees to conduct themselves in accordance with the Code and applicable legal requirements. Actual or potential conflicts of interest are required to be disclosed and addressed in accordance with applicable law and the Company's governance practices.

A copy of the Code of Business Conduct and Ethics is available under the Company's profile on SEDAR+ and on the Company's website at https://investors.adurocleantech.com/governance/governance-documents/default.aspx.

Nomination of Directors

The Board is responsible for identifying and recommending qualified candidates for election or appointment to the Board. In identifying potential director nominees, the Board considers, among other things, relevant business experience, industry knowledge, financial literacy, professional qualifications, personal integrity, independence, diversity of background and perspective and the ability to devote sufficient time and attention to Board responsibilities.

The Board may utilize its professional networks, management recommendations and external search resources to identify potential candidates. Prior to appointment or nomination, the Board may conduct reference checks, background reviews and such other diligence as it considers appropriate.

The Board seeks to maintain an appropriate mix of skills, experience and perspectives to support the effective oversight of the Company's business and affairs.

Compensation

The Board is responsible for determining the compensation of the Company's executive officers and directors.

In determining executive compensation, the Board considers a variety of factors, including the responsibilities and performance of the executive officer, the Company's financial condition, compensation levels of comparable companies and the need to attract, motivate and retain qualified management personnel.

The Board also reviews and approves director compensation from time to time having regard to the responsibilities and time commitments associated with Board service.

Given the Company's current size and stage of development, the Board has not established a separate compensation committee and performs these functions as a whole.

Other Board Committees

The Board has established an Audit Committee. The Board has not established any other standing committees and performs the functions typically assigned to nominating and compensation committees as a whole.

Director Term Limits and Other Mechanisms of Board Renewal and Assessment

The Company has not adopted formal term limits for directors or other formal mechanisms of board renewal.

The Board believes that the imposition of arbitrary term limits may result in the loss of valuable experience, expertise and institutional knowledge. Instead, the Board considers board renewal in the context of the Company's evolving needs and evaluates the experience, skills, performance and contributions of individual directors when considering director nominations and re-election.

The Board seeks to maintain an appropriate balance between continuity and renewal in its composition.

Diversity

The Company recognizes that diversity among directors and executive officers contributes to effective decision- making, strengthens corporate governance and supports long-term business success.

The Company has not adopted a formal written policy relating to the identification and nomination of women directors. However, the Board considers diversity, including gender diversity, as one of many factors when evaluating potential nominees for election or appointment to the Board and candidates for executive officer positions.

The Board believes that appointments to the Board and executive officer positions should be based primarily on merit, qualifications, experience, skills and expected contribution to the Company while taking into account the benefits of diversity of background, experience, perspective and gender.

When identifying candidates for director positions, the Board considers the level of representation of women on the Board as part of its overall assessment process. Similarly, when considering executive officer appointments, the Board considers the level of representation of women in executive officer positions as one of several relevant factors in the selection process.

The Company has not adopted specific targets regarding the representation of women on the Board or in executive officer positions. The Board believes that establishing fixed targets may unduly restrict its ability to select the most qualified candidates based on the Company's current needs and circumstances.

As at the date of this Information Circular, the representation of women on the Board and in executive officer positions is as follows:

	Women
	Number	Percentage
Board of Directors	1	20%
Executive Officers	0	0%

Consideration of the Representation of Women in the Director Identification and Selection Process

The Board considers the representation of women on the Board as part of its overall assessment of director candidates. In evaluating potential nominees for election or appointment to the Board, the Board considers a range of factors, including experience, qualifications, skills, independence, diversity of perspective and gender representation. While the Board does not establish quotas, gender diversity is considered as one component of the Board's objective of maintaining an effective and well-balanced Board.

Consideration Given to the Representation of Women in Executive Officer Appointments

The Board considers the representation of women in executive officer positions when making executive officer appointments. The Board seeks to identify and appoint the candidates best qualified to fulfil the requirements of each position while taking into consideration a broad range of factors, including diversity and gender representation.

Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Company has not adopted a specific target regarding the representation of women on the Board.

The Company has not adopted a specific target regarding the representation of women in executive officer positions.

The Board believes that appointments should be based on merit, qualifications, experience and the particular needs of the Company at the relevant time and that the imposition of specific numerical targets could restrict the Board's ability to identify and select the most appropriate candidates.

Number of Women on the Board and in Executive Officer Positions

As at the date of this Information Circular, one of the Company's five directors is a woman, representing 20% of the Board.

Assessments

The Board regularly monitors its effectiveness and the effectiveness of its committees and individual directors through ongoing discussions and review of Board processes, meeting effectiveness, oversight responsibilities and the information provided to directors.

The Board regularly evaluates the adequacy and effectiveness of communications between the Board and management, the strategic direction of the Company and the performance of the Board and its committees in fulfilling their responsibilities.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed elsewhere in this Information Circular, no director or executive officer of the Company who was a director or executive officer since the beginning of the Company's last financial year, no proposed nominee for election as a director of the Company, or any associate or affiliate of any such directors, officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of Shares or other securities in the Company or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of Advance Notice Policy

On October 15, 2026, the Board adopted an advance notice policy with immediate effect, the full text of which is attached as Schedule "A" (the "Advance Notice Policy"). The Advance Notice Policy is being submitted for shareholder approval at the Meeting. In order for the Advance Notice Policy to remain in effect following the termination of the Meeting, the Advance Notice Policy must be authorized, confirmed and approved at the Meeting, as set forth more fully below.

Purpose of the Advance Notice Policy

The directors of the Company are committed to: (i) facilitating an orderly and efficient process for the election of directors at annual general and, where the need arises, special meetings; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all director nominees; and

(iii) allowing shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation. The purpose of the Advance Notice Policy is to provide shareholders, directors and management of the Company with a clear framework for nominating directors. The Advance Notice Policy fixes a deadline by which holders of record of Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

Terms of the Advance Notice Policy

The following information is intended as a brief description of the Advance Notice Policy and is qualified in its entirety by the full text of the Advance Notice Policy, a copy of which is attached as Schedule "A". The terms of the Advance Notice Policy are summarized below:

  The Advance Notice Policy provides that advance notice to the Company must be made in circumstances where nominations of persons for election to the Board are made by shareholders of the Company, including at annual general meetings of shareholders or at any special meeting of    shareholders if one of the purposes for which the special meeting was called is the election of directors.

  Among other things, the Advance Notice Policy fixes a deadline by which holders of record of Shares must submit director nominations to the CEO of the Company prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the written notice to the CEO of the Company for an effective nomination to occur. No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Advance Notice Policy. The Chair of the Meeting has the power to determine whether a nomination was made in accordance with the Advance Notice Policy and, if a nomination is not in compliance, to declare that the defective nomination be disregarded.

  In the case of an annual general meeting of shareholders, notice to the Company must be made not less than 30 days prior to the date of the annual general meeting; provided, however, that in the event that the annual general meeting is to be held on a date that is less than 50 days after the date on which the latest Public Announcement of the date of the annual general meeting was made, notice may be made not later than the close of business on the 10th day following the date of such Public Announcement. In the case of a special meeting of shareholders (which is not also an annual general meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the latest Public Announcement of the date of the special meeting was made. Under the Advance Notice Policy, "Public Announcement" means disclosure in a press release reported by a national news service in Canada or in a document publicly filed by the Company on SEDAR+.

     The Board may, in its sole discretion, waive any requirement of the Advance Notice Policy.

Confirmation and Approval of Advance Notice Policy by Shareholders

If the Advance Notice Policy is approved at the Meeting, the Advance Notice Policy will continue to be effective and in full force and effect in accordance with its terms and conditions beyond the termination of the Meeting. Thereafter, the Advance Notice Policy will be subject to an annual review by the Board, and will be updated to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges, or so as to meet industry standards. If the Advance Notice Policy is not approved at the Meeting, the Advance Notice Policy will terminate and be of no further force or effect from and after the termination of the Meeting. At the Meeting, the shareholders will be asked to approve the following by ordinary resolution (the "Advance Notice Policy Resolution"):

"BE IT RESOLVED, as an ordinary resolution of the shareholders of the Company, that:

1. The Company's Advance Notice Policy dated effective October 15, 2026 (the "Advance Notice Policy"), as set forth in Schedule "A" of the Information Circular dated October 16, 2026, be and is hereby authorized, confirmed and approved;

2. The board of directors of the Company be authorized in its absolute discretion to administer the Advance Notice Policy and amend or modify the Advance Notice Policy in accordance with its terms and conditions to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges, or so as to meet industry standards, or as otherwise determined to be in the best interests of the Company and its shareholders; and

3. Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions."

The form of the Advance Notice Policy Resolution set forth above is subject to such amendments as management of the Company may propose at the Meeting, but which do not materially affect the substance of the Advance Notice Policy Resolution.

Management of the Company recommends that disinterested Shareholders vote in favour of the Advance Notice Policy Resolution at the Meeting. It is the intention of the Designated Persons named in the enclosed form of proxy, if not expressly directed otherwise in such form of proxy, to vote such proxy FOR the Advance Notice Policy Resolution.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca. Shareholders may contact the Company at its office at 542 Newbold Street, London, ON N6E 2S5, to request copies of the Company's financial statements and related Management's Discussion and Analysis (the "MD&A"). Financial information is provided in the Company's comparative annual financial statements and MD&A for its most recently completed financial year and in the financial statements and MD&A for subsequent financial periods, which are available at www.sedarplus.ca.

OTHER MATTERS

Other than the above, management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters that are not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each Shareholder entitled thereto and to the appropriate regulatory agencies has been authorized, by the Board.

Dated at Vancouver, British Columbia as of this 16th day of October, 2026.

ON BEHALF OF THE BOARD OF DIRECTORS OF ADURO CLEAN TECHNOLOGIES INC.

/s/ Ofer Vicus
Ofer Vicus
Chief Executive Officer, Executive Chair and Director

SCHEDULE A

ADVANCE NOTICE POLICY

ADURO CLEAN TECHNOLOGIES INC.

ADVANCE NOTICE POLICY

Introduction

Aduro Clean Technologies Inc. (the "Company") is committed to: (i) facilitating an orderly and efficient process for the election of directors at annual general and special meetings; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all director nominees; and (iii) allowing shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation.

The purpose of this advance notice policy (the "Policy") is to provide shareholders, directors and management of the Company with a clear framework for nominating directors of the Company. This Policy establishes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual general or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

It is the position of the board of directors of the Company (the "Board") that this Policy is in the best interests of the Company, its shareholders and other stakeholders. This Policy will be subject to an annual review by the Board, and will reflect changes as required by securities regulatory authorities or stock exchanges, or so as to meet industry standards from time to time.

Nominations of Directors

1. Only persons who are eligible under the Business Corporations Act (British Columbia) (the "Act") and who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. At any annual general meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called is the election of directors, nominations of persons for election to the Board may be made only:

(a) by or at the direction of the Board, including pursuant to a notice of meeting;

(b) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the Act, or pursuant to a requisition of the shareholders made in accordance with the provisions of the Act; or

(c) by any person (a "Nominating Shareholder"):

(i) who, at the close of business on the date of the giving of the notice provided for below in this Policy and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and

(ii) who complies with the notice procedures set forth below in this Policy.

2. In addition to any other requirements under applicable law, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Chief Executive Officer of the Company in accordance with paragraph 7.

3. To be timely, a Nominating Shareholder's notice to the Chief Executive Officer of the Company must be made:

(a) in the case of an annual general meeting of shareholders, not less than 30 days prior to the date of the annual general meeting of shareholders; provided, however, that in the event that the annual general meeting of shareholders is to be held on a date that is less than 50 days after the date on which the latest Public Announcement (as defined in paragraph 6 of this Policy) of the date of the annual general meeting was made (the "Notice Date"), notice by the Nominating Shareholder may be made not later than the close of business on the 10th day following the Notice Date; and

(b) in the case of a special meeting (which is not also an annual general meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the latest Public Announcement of the date of the special meeting of shareholders was made.

4. To be in proper written form, a Nominating Shareholder's notice to the Chief Executive Officer of the Company must set forth:

(a) as to each person whom the Nominating Shareholder proposes to nominate for election as a director:

(i) the name, business address and residential address of the person;

(ii) the current principal occupation, business or employment of the person, the name and principal business of any company in which such employment is carried on, and similar information as to all the principal occupations, businesses or employments within the five preceding years;

(iii) the class and number of shares in the capital of the Company which are directly or indirectly controlled or directed or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and

(iv) any other information relating to the person that would be required to be disclosed in a proxy circular or a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined in paragraph 6 of this Policy) (including such person's written consent to being named in the proxy circular as a nominee and to serving as a director if elected); and

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(b) as to the Nominating Shareholder giving the notice, full particulars regarding any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such proposed nominee.

5. No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act or at the discretion of the Chairman. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions of this Policy and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

6. For purposes of this Policy:

(a) "Public Announcement" shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System for Electronic Document Analysis and Retrieval ("SEDAR+") at www.sedarplus.ca; and

(b) "Applicable Securities Laws" means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each relevant province and territory of Canada.

7. Notwithstanding any other provision of this Policy, notice given to the Chief Executive Officer of the Company pursuant to this Policy may only be given by personal delivery or by email transmission, and shall be deemed to have been given and made only at the time it is served by personal delivery to the Chief Executive Officer at the mailing address on the Company's SEDAR+ profile or sent by email transmission to the email address on the Company's SEDAR+ profile; provided that if such personal delivery or email transmission is made on a day which is a not a business day or later than 5:00 p.m. Toronto time on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

8. Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Policy.

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Effective Date

This Policy was approved and adopted by the Board on October 15, 2026 (the "Effective Date") and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date. Notwithstanding the foregoing, if this Policy is not approved by ordinary resolution of shareholders of the Company present in person or voting by proxy at the next meeting of those shareholders validly held following the Effective Date, then this Policy shall terminate and be void and of no further force and effect following the termination of such meeting of shareholders.

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SCHEDULE B

AMENDED AND RESTATED PLAN

ADURO CLEAN TECHNOLOGIES INC.

OMNIBUS EQUITY INCENTIVE PLAN

October 16, 2026

- i -

- ii -

- iii -

13.14 Effective Date	32
13.15 Governing Law	32
13.16 Submission to Jurisdiction	32

Aduro Clean Technologies Inc.

(the "Corporation")

Omnibus Equity Incentive Plan

ARTICLE 1
PURPOSE

1.1 Purpose

The purpose of this Plan is to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified Directors, Employees and Consultants of the Corporation and its subsidiaries, to reward such of those Directors, Employees and Consultants as may be granted Awards under this Plan by the Board from time to time for their contributions toward the long-term goals and success of the Corporation and to enable and encourage such Directors, Employees and Consultants to acquire Shares as long-term investments and proprietary interests in the Corporation.

ARTICLE 2
INTERPRETATION

2.1 Definitions

When used herein, unless the context otherwise requires, the following terms have the indicated meanings, respectively:

(a) "Affiliate" means any entity that is an "affiliate" for the purposes of National Instrument 45-106 - Prospectus Exemptions of the Canadian Securities Administrators, as amended from time to time;

(b) "Award" means any Option, Restricted Share Unit, Performance Share Unit or Deferred Share Unit granted under this Plan which may be denominated or settled in Shares, cash or in such other form as provided herein;

(c) "Award Agreement" means a signed, written agreement between a Participant and the Corporation, in the form or any one of the forms approved by the Plan Administrator, evidencing the terms and conditions on which an Award has been granted under this Plan and which need not be identical to any other such agreements;

(d) "Board" means the board of directors of the Corporation as it may be constituted from time to time;

(e) "Business Day" means a day, other than a Saturday or Sunday, on which the principal commercial banks in the City of Vancouver are open for commercial business during normal banking hours;

(f) "Canadian Taxpayer" means a Participant that is resident of Canada for purposes of the Tax Act;

(g) "Cash Fees" has the meaning set forth in Subsection 7.1(a);

(h) "Cashless Exercise" has the meaning set forth in Subsection 4.5(b);

(i) "Cause" means, with respect to a particular Participant:

(i) "cause" (or any similar term) as such term is defined in the employment or other written agreement between the Corporation or a subsidiary of the Corporation and the Employee;

(ii) in the event there is no written or other applicable employment or other agreement between the Corporation or a subsidiary of the Corporation or "cause" (or any similar term) is not defined in such agreement, "cause" as such term is defined in the Award Agreement; or

(iii) in the event neither (a) nor (b) apply, then "cause" as such term is defined by applicable law or, if not so defined, such term shall refer to circumstances where (i) an employer may terminate an individual's employment without notice or pay in lieu thereof or other damages, or (ii) the Corporation or any subsidiary thereof may terminate the Participant's contract without notice or without pay in lieu thereof or other termination fee or damages;

(j) "Change in Control" means the occurrence of any one or more of the following events:

(i) any transaction at any time and by whatever means pursuant to which any Person or any group of two (2) or more Persons acting jointly or in concert hereafter acquires the direct or indirect "beneficial ownership" (as defined in the Securities Act (British Columbia)) of, or acquires the right to exercise Control or direction over, securities of the Corporation representing more than 50% of the then issued and outstanding voting securities of the Corporation, including, without limitation, as a result of a take-over bid, an exchange of securities, an amalgamation of the Corporation with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization;

(ii) the sale, assignment or other transfer of all or substantially all of the consolidated assets of the Corporation to a Person other than a subsidiary of the Corporation;

(iii) the dissolution or liquidation of the Corporation, other than in connection with the distribution of assets of the Corporation to one (1) or more Persons which were Affiliates of the Corporation prior to such event;

(iv) the occurrence of a transaction requiring approval of the Corporation's shareholders whereby the Corporation is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any other Person (other than a short form amalgamation or exchange of securities with a subsidiary of the Corporation);

(v) individuals who comprise the Board as of the date hereof (the "Incumbent Board") for any reason cease to constitute at least a majority of the members of the Board, unless the election, or nomination for election by the Corporation's shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, and in that case such new director shall be considered as a member of the Incumbent Board; or

(vi) any other event which the Board determines to constitute a change in control of the Corporation;

provided that, notwithstanding clause (i), (ii), (iii) and (iv) above, a Change in Control shall be deemed not to have occurred if immediately following the transaction set forth in clause (i), (ii), (iii) or (iv) above: (A) the holders of securities of the Corporation that immediately prior to the consummation of such transaction represented more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors of the Corporation hold (x) securities of the entity resulting from such transaction (including, for greater certainty, the Person succeeding to assets of the Corporation in a transaction contemplated in clause (ii) above) (the "Surviving Entity") that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees ("voting power") of the Surviving Entity, or (y) if applicable, securities of the entity that directly or indirectly has beneficial ownership of 100% of the securities eligible to elect directors or trustees of the Surviving Entity (the "Parent Entity") that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees of the Parent Entity, and (B) no Person or group of two or more Persons, acting jointly or in concert, is the beneficial owner, directly or indirectly, of more than 50% of the voting power of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) (any such transaction which satisfies all of the criteria specified in clauses (A) and (B) above being referred to as a "Non-Qualifying Transaction" and, following the Non-Qualifying Transaction, references in this definition of "Change in Control" to the "Corporation" shall mean and refer to the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) and, if such entity is a company or a trust, references to the "Board" shall mean and refer to the board of directors or trustees, as applicable, of such entity).

Notwithstanding the foregoing, for purposes of any Award that constitutes "deferred compensation" (within the meaning of Section 409A of the Code), the payment of which is triggered by or would be accelerated upon a Change in Control, a transaction will not be deemed a Change in Control for Awards granted to any Participant who is a U.S. Taxpayer unless the transaction qualifies as "a change in control event" within the meaning of Section 409A of the Code.

(k) "Code" means the United States Internal Revenue Code of 1986, as amended from time to time. Any reference to a section of the Code shall be deemed to include a reference to any regulations promulgated thereunder;

(l) "Committee" has the meaning set forth in Section 3.2;

(m) "Consultant" means any individual or entity engaged by the Corporation or any subsidiary of the Corporation to render consulting or advisory services (including as a director or officer of any subsidiary of the Corporation), other than as an Employee or Director, and whether or not compensated for such services provided, however, that any Consultant who is in the United States or is a U.S. Person at the time such Consultant receives any offer of Award or executes any Award Agreement must be a natural person, and must agree to provide bona fide services to that Corporation that are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the Corporation's securities;

(n) "Control" means the relationship whereby a Person is considered to be "controlled" by a Person if:

(i) when applied to the relationship between a Person and a corporation, the beneficial ownership by that Person, directly or indirectly, of voting securities or other interests in such corporation entitling the holder to exercise control and direction in fact over the activities of such corporation;

(ii) when applied to the relationship between a Person and a partnership, limited partnership, trust or joint venture, means the contractual right to direct the affairs of the partnership, limited partnership, trust or joint venture; and

(iii) when applied in relation to a trust, the beneficial ownership at the relevant time of more than 50% of the property settled under the trust, and the words "Controlled by", "Controlling" and similar words have corresponding meanings; provided that a Person who controls a corporation, partnership, limited partnership or joint venture will be deemed to Control a corporation, partnership, limited partnership, trust or joint venture which is Controlled by such Person and so on;

(o) "Corporation" means Aduro Clean Technologies Inc., or any successor entity thereof;

(p) "Date of Grant" means, for any Award, the date specified by the Plan Administrator at the time it grants the Award or if no such date is specified, the date upon which the Award was granted;

(q) "Deferred Share Unit" or "DSU" means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 7;

(r) "Director" means a director of the Corporation who is not an Employee;

(s) "Director Fees" means the total compensation (including annual retainer and meeting fees, if any) paid by the Corporation to a Director in a calendar year for service on the Board;

(t) "Disabled" or "Disability" means, with respect to a particular Participant:

(i) "disabled" or "disability" (or any similar terms) as such terms are defined in the employment or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant;

(ii) in the event there is no written or other applicable employment or other agreement between the Corporation or a subsidiary of the Corporation, or "disabled" or "disability" (or any similar terms) are not defined in such agreement, "disabled" or "disability" as such term are defined in the Award Agreement; or

(iii) in the event neither (i) or (ii) apply, then the incapacity or inability of the Participant, by reason of mental or physical incapacity, disability, illness or disease (as determined by a legally qualified medical practitioner or by a court) that prevents the Participant from carrying out his or her normal and essential duties as an Employee, Director or Consultant for a continuous period of six months or for any cumulative period of 180 days in any consecutive twelve month period, the foregoing subject to and as determined in accordance with procedures established by the Plan Administrator for purposes of this Plan;

(u) "Effective Date" means the effective date of this Plan, being October 16, 2026;

(v) "Elected Amount" has the meaning set forth in Subsection 7.1(a);

(w) "Electing Person" means a Participant who is, on the applicable Election Date, a Director;

(x) "Election Date" means the date on which the Electing Person files an Election Notice in accordance with Subsection 7.1(b);

(y) "Election Notice" has the meaning set forth in Subsection 7.1(b);

(z) "Employee" means an individual who:

(i) is considered an employee of the Corporation or a subsidiary of the Corporation for purposes of source deductions under applicable tax or social welfare legislation; or

(ii) works full-time or part-time. on a regular weekly basis for the Corporation or a subsidiary of the Corporation providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or a subsidiary of the Corporation over the details and methods of work as an employee of the Corporation or such subsidiary;

(aa) "Exchange" means the primary exchange on which the Shares are then listed, if applicable;

(bb) "Exercise Notice" means a notice in writing, signed by a Participant and stating the Participant's intention to exercise a particular Option;

(cc) "Exercise Price" means the price at which an Option Share may be purchased pursuant to the exercise of an Option;

(dd) "Expiry Date" means the expiry date specified in the Award Agreement (which shall not be later than the tenth anniversary of the Date of Grant) or, if not so specified, means the tenth anniversary of the Date of Grant;

(ee) "In the Money Amount" has the meaning given to it in Subsection 4.5(b);

(ff) "Insider" means an "insider" as defined in the rules of the Exchange from time to time; (gg)  "Market Price" at any date in respect of the Shares shall be the greater of the closing market price of the Shares on (i) the trading day prior to the date of grant and (ii) the date of grant, and as otherwise required pursuant to the policies of the Exchange, if applicable. In the event that such Shares are not listed and posted for trading on any Exchange, the Market Price shall be (i) the issuance price per Share of the most recent financing completed by the Corporation within the last three (3) months; or (ii) otherwise, the fair market value of such Shares as determined by the Plan Administrator in its sole discretion and, with respect to an Award made to a U.S. Taxpayer, in accordance with Section 409A of the Code;

(hh) "Option" means a right to purchase Shares under Article 4 of this Plan that is non- assignable and non-transferable, unless otherwise approved by the Plan Administrator;

(ii) "Option Shares" means Shares issuable by the Corporation upon the exercise of outstanding Options;

(jj) "Participant" means a Director, Employee or Consultant to whom an Award has been granted under this Plan;

(kk) "Performance Goals" means performance goals expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Corporation, a subsidiary of the Corporation, a division of the Corporation or a subsidiary of the Corporation, or an individual, or may be applied to the performance of the Corporation or a subsidiary of the Corporation relative to a market index, a group of other companies or a combination thereof, or on any other basis, all as determined by the Plan Administrator in its discretion;

(ll) "Performance Share Unit" or "PSU" means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 6;

(mm) "Person" means an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator or other legal representative;

(nn) "Plan" means this Omnibus Equity Incentive Plan, as may be amended from time to time;

(oo) "Plan Administrator" means the Board, or if the administration of this Plan has been delegated by the Board to the Committee pursuant to Section 3.2, the Committee;

(pp) "PSU Service Year" has the meaning given to it in Section 6.1;

(qq) "Restricted Share Unit" or "RSU" means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 5;

(rr) "Retirement" means, unless otherwise defined in the Participant's written or other applicable employment agreement or in the Award Agreement, the termination of the Participant's working career at the age of 67 or such other retirement age, with consent of the Plan Administrator, if applicable, other than on account of the Participant's termination of service by the Corporation or its subsidiary for Cause;

(ss) "RSU Service Year" has the meaning given to it in Section 5.1.

(tt) "Section 409A of the Code" or "Section 409A" means Section 409A of the Code and all regulations, guidance, compliance programs, and other interpretive authority issued thereunder;

(uu) "Securities Laws" means securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that govern or are applicable to the Corporation or to which it is subject;

(vv) "Security Based Compensation Arrangement" means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to Directors, officers, Employees and/or service providers of the Corporation or any subsidiary of the Corporation, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

(ww) "Share" means one (1) common share in the capital of the Corporation as constituted on the Effective Date or any share or shares issued in replacement of such common share in compliance with Canadian law or other applicable law, and/or one share of any additional class of common shares in the capital of the Corporation as may exist from time to time, or after an adjustment contemplated by Article 10, such other shares or securities to which the holder of an Award may be entitled as a result of such adjustment;

(xx) "subsidiary" means an issuer that is Controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary, or any other entity in which the Corporation has an equity interest and is designated by the Plan Administrator, from time to time, for purposes of this Plan to be a subsidiary;

(yy) "Tax Act" has the meaning set forth in Section 4.5(d);

(zz) "Termination Date" means, subject to applicable law which cannot be waived:

(i) in the case of an Employee whose employment with the Corporation or a subsidiary of the Corporation terminates, (i) the date designated by the Employee and the Corporation or a subsidiary of the Corporation as the "Termination Date" (or similar term) in a written employment or other agreement between the Employee and Corporation or a subsidiary of the Corporation, or (ii) if no such written employment or other agreement exists, the date designated by the Corporation or a subsidiary of the Corporation, as the case may be, on which the Employee ceases to be an employee of the Corporation or the subsidiary of the Corporation, as the case may be, provided that, in the case of termination of employment by voluntary resignation by the Participant, such date shall not be earlier than the date notice of resignation was given; and in any event, the "Termination Date" shall be determined without including any period of reasonable notice that the Corporation or the subsidiary of the Corporation (as the case may be) may be required by law to provide to the Participant or any pay in lieu of notice of termination, severance pay or other damages paid or payable to the Participant;

(ii) in the case of a Consultant whose agreement or arrangement with the Corporation or a subsidiary of the Corporation terminates, (i) the date designated by the Corporation or the subsidiary of the Corporation, as the "Termination Date" (or similar term) or expiry date in a written agreement between the Consultant and Corporation or a subsidiary of the Corporation, or (ii) if no such written agreement exists, the date designated by the Corporation or a subsidiary of the Corporation, as the case may be, on which the Consultant ceases to be a Consultant or a service provider to the Corporation or the subsidiary of the Corporation, as the case may be, or on which the Participant's agreement or arrangement is terminated, provided that in the case of voluntary termination by the Participant of the Participant's consulting agreement or other written arrangement, such date shall not be earlier than the date notice of voluntary termination was given; in any event, the "Termination Date" shall be determined without including any period of notice that the Corporation or the subsidiary of the Corporation (as the case may be) may be required by law to provide to the Participant or any pay in lieu of notice of termination, termination fees or other damages paid or payable to the Participant; and

(iii) in the case of a Director, the date such individual ceases to be a Director,

in each case, unless the individual continues to be a Participant in another capacity.

Notwithstanding the foregoing, in the case of a U.S. Taxpayer, a Participant's "Termination Date" will be the date the Participant experiences a "separation from service" with the Corporation or a subsidiary of the Corporation within the meaning of Section 409A of the Code.

(aaa) "U.S." or "United States" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

(bbb) "U.S. Person" shall mean a "U.S. person" as such term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act (the definition of which includes, but is not limited to, (i) any natural person resident in the United States, (ii) any partnership or corporation organized or incorporated under the laws of the United States, (iii) any partnership or corporation organized outside of the United States by a U.S. Person principally for the purpose of investing in securities not registered under the U.S. Securities Act, unless it is organized, or incorporated, and owned, by accredited investors who are not natural persons, estates or trusts, and (iv) any estate or trust of which any executor or administrator or trustee is a U.S. Person);

(ccc) "U.S. Securities Act" means the United States Securities Act of 1933, as amended; and (ddd)  "U.S. Taxpayer" shall mean a Participant who, with respect to an Award, is subject to taxation under the applicable U.S. tax laws.

2.2 Interpretation

(a) Whenever the Plan Administrator exercises discretion in the administration of this Plan, the term "discretion" means the sole and absolute discretion of the Plan Administrator.

(b) As used herein, the terms "Article", "Section", "Subsection" and "clause" mean and refer to the specified Article, Section, Subsection and clause of this Plan, respectively.

(c) Words importing the singular include the plural and vice versa and words importing any gender include any other gender.

(d) Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period begins, including the day on which the period ends, and abridging the period to the immediately preceding Business Day in the event that the last day of the period is not a Business Day. In the event an action is required to be taken or a payment is required to be made on a day which is not a Business Day such action shall be taken or such payment shall be made by the immediately preceding Business Day.

(e) Unless otherwise specified, all references to money amounts are to Canadian currency.

(f) The headings used herein are for convenience only and are not to affect the interpretation of this Plan.

ARTICLE 3
ADMINISTRATION

3.1 Administration

This Plan will be administered by the Plan Administrator and the Plan Administrator has sole and complete authority, in its discretion, to:

(a) determine the individuals to whom grants under the Plan may be made;

(b) make grants of Awards under the Plan relating to the issuance of Shares (including any combination of Options, Restricted Share Units, Performance Share Units or Deferred Share Units) in such amounts, to such Persons and, subject to the provisions of this Plan, on such terms and conditions as it determines including without limitation:

(i) the time or times at which Awards may be granted;

(ii) the conditions under which:

(A) Awards may be granted to Participants; or

(B) Awards may be forfeited to the Corporation,

including any conditions relating to the attainment of specified Performance Goals;

(iii) the number of Shares to be covered by any Award;

(iv) the price, if any, to be paid by a Participant in connection with the purchase of Shares covered by any Awards;

(v) whether restrictions or limitations are to be imposed on the Shares issuable pursuant to grants of any Award, and the nature of such restrictions or limitations, if any; and

(vi) any acceleration of exercisability or vesting, or waiver of termination regarding any Award, based on such factors as the Plan Administrator may determine;

(c) establish the form or forms of Award Agreements;

(d) cancel, amend, adjust or otherwise change any Award under such circumstances as the Plan Administrator may consider appropriate in accordance with the provisions of this Plan;

(e) construe and interpret this Plan and all Award Agreements;

(f) adopt, amend, prescribe and rescind administrative guidelines and other rules and regulations relating to this Plan, including rules and regulations relating to sub- plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws; and

(g) make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan.

3.2 Delegation to Committee

(a) The initial Plan Administrator shall be the Board.

(b) To the extent permitted by applicable law, the Board may, from time to time, delegate to a committee of the Board (the "Committee") all or any of the powers conferred on the Plan Administrator pursuant to this Plan, including the power to sub-delegate to any member(s) of the Committee or any specified officer(s) of the Corporation or its subsidiaries all or any of the powers delegated by the Board. In such event, the Committee or any sub-delegate will exercise the powers delegated to it in the manner and on the terms authorized by the delegating party. Any decision made or action taken by the Committee or any sub-delegate arising out of or in connection with the administration or interpretation of this Plan in this context is final and conclusive and binding on the Corporation and all subsidiaries of the Corporation, all Participants and all other Persons.

3.3 Determinations Binding

Any decision made or action taken by the Board, the Committee or any sub-delegate to whom authority has been delegated pursuant to Section 3.2 arising out of or in connection with the administration or interpretation of this Plan is final, conclusive and binding on the Corporation, the affected Participant(s), their legal and personal representatives and all other Persons.

3.4 Eligibility

All Directors, Employees and Consultants are eligible to participate in the Plan, subject to Section 9.1(f). Participation in the Plan is voluntary and eligibility to participate does not confer upon any Director, Employee or Consultant any right to receive any grant of an Award pursuant to the Plan. The extent to which any Director, Employee or Consultant is entitled to receive a grant of an Award pursuant to the Plan will be determined in the sole and absolute discretion of the Plan Administrator.

3.5 Plan Administrator Requirements

Any Award granted under this Plan shall be subject to the requirement that, if at any time the Plan Administrator shall determine that the listing, registration or qualification of the Shares issuable pursuant to such Award upon any securities exchange or under any Securities Laws of any jurisdiction, or the consent or approval of the Exchange, if applicable, and any securities commissions or similar securities regulatory bodies having jurisdiction over the Corporation is necessary as a condition of, or in connection with, the grant or exercise of such Award or the issuance or purchase of Shares thereunder, such Award may not be accepted or exercised, as applicable, in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Plan Administrator. Without limiting the generality of the foregoing, all Awards shall be issued pursuant to the registration requirements of the U.S. Securities Act, or pursuant an exemption or exclusion from such registration requirements. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval. Participants shall, to the extent applicable, cooperate with the Corporation in complying with such legislation, rules, regulations and policies.

3.6 Total Shares Subject to Awards

(a) Subject to adjustment as provided for in Article 10 and any subsequent amendment to this Plan, the aggregate number of Shares reserved for issuance pursuant to Awards granted under this Plan shall not exceed 15% of the Corporation's total issued and outstanding Shares from time to time. This Plan is considered an "evergreen" plan, since the shares covered by Awards which have been settled, exercised or terminated shall be available for subsequent grants under the Plan and the number of Awards available to grant increases as the number of issued and outstanding Shares increases.

(b) To the extent any Awards (or portion(s) thereof) under this Plan terminate or are cancelled for any reason prior to exercise in full, or are surrendered or settled by the Participant, any Shares subject to such Awards (or portion(s) thereof) shall be added back to the number of Shares reserved for issuance under this Plan and will again become available for issuance pursuant to the exercise of Awards granted under this Plan.

(c) Any Shares issued by the Corporation through the assumption or substitution of outstanding stock options or other equity-based awards from an acquired company shall not reduce the number of Shares available for issuance pursuant to the exercise of Awards granted under this Plan.

3.7 Limits on Grants of Awards

Notwithstanding anything in this Plan:

(a) the aggregate number of Shares:

(i) issuable to Insiders at any time, under all of the Corporation's Security- Based Compensation Arrangements, shall not exceed ten percent (10%) of the Corporation's issued and outstanding Shares; and

(ii) issued to Insiders within any one (1) year period, under all of the Corporation's Security Based Compensation Arrangements, shall not exceed ten percent (10%) of the Corporation's issued and outstanding Shares, provided that the acquisition of Shares by the Corporation for cancellation shall be disregarded for the purposes of determining non-compliance with this Section 3.7 for any Awards outstanding prior to such purchase of Shares for cancellation; and

(b) (i) the Plan Administrator shall not make grants of Awards to Directors if, after giving effect to such grants of Awards, the aggregate number of Shares issuable to Directors, at the time of such grant, under all of the Corporation's Security Based Compensation Arrangements would exceed 1% of the issued and outstanding Shares on a non-diluted basis, and (ii) within any one financial year of the Corporation, (A) the aggregate fair value on the Date of Grant of all Options granted to any one Director shall not exceed $100,000, and (B) the aggregate fair market value on the Date of Grant of all Awards (including, for greater certainty, the fair market value of the Options) granted to any one Director under all of the Corporation's Security Based Compensation Arrangements shall not exceed $150,000; provided that such limits shall not apply to (i) Awards taken in lieu of any cash retainer or meeting director fees, and (ii) a one-time initial grant to a Director upon such Director joining the Board.

3.8 Award Agreements

Each Award under this Plan will be evidenced by an Award Agreement. Each Award Agreement will be subject to the applicable provisions of this Plan and will contain such provisions as are required by this Plan and any other provisions that the Plan Administrator may direct. Any one officer of the Corporation is authorized and empowered to execute and deliver, for and on behalf of the Corporation, an Award Agreement to a Participant granted an Award pursuant to this Plan.

3.9 Non-transferability of Awards

Except as permitted by the Plan Administrator and to the extent that certain rights may pass to a beneficiary or legal representative upon death of a Participant, by will or as required by law, no assignment or transfer of Awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Awards whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such Awards will terminate and be of no further force or effect. To the extent that certain rights to exercise any portion of an outstanding Award pass to a beneficiary or legal representative upon death of a Participant, the period in which such Award can be exercised by such beneficiary or legal representative shall not exceed one year from the Participant's death.

ARTICLE 4
OPTIONS

4.1 Granting of Options

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant Options to any Participant. The terms and conditions of each Option grant shall be evidenced by an Award Agreement.

4.2 Exercise Price

The Plan Administrator will establish the Exercise Price at the time each Option is granted, which Exercise Price must in all cases be not less than the Market Price on the Date of Grant.

4.3 Term of Options

Subject to any accelerated termination as set forth in this Plan, each Option expires on its Expiry Date.

4.4 Vesting and Exercisability

(a) The Plan Administrator shall have the authority to determine the vesting terms applicable to grants of Options.

(b) Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as may be otherwise set forth in any written employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant. Each vested Option may be exercised at any time or from time to time, in whole or in part, for up to the total number of Option Shares with respect to which it is then exercisable. The Plan Administrator has the right to accelerate the date upon which any Option becomes exercisable.

(c) Subject to the provisions of this Plan and any Award Agreement, Options shall be exercised by means of a fully completed Exercise Notice delivered to the Corporation.

(d) The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in this Section 4.4, such as vesting conditions relating to the attainment of specified Performance Goals.

4.5 Payment of Exercise Price

(a) Unless otherwise specified by the Plan Administrator at the time of granting an Option and set forth in the particular Award Agreement, the Exercise Notice must be accompanied by payment of the Exercise Price. The Exercise Price must be fully paid by certified cheque, wire transfer, bank draft or money order payable to the Corporation or by such other means as might be specified from time to time by the Plan Administrator, which may include (i) through an arrangement with a broker approved by the Corporation (or through an arrangement directly with the Corporation) whereby payment of the Exercise Price is accomplished with the proceeds of the sale of Shares deliverable upon the exercise of the Option, (ii) through the cashless exercise process set out in Section 4.5(b), or (iii) such other consideration and method of payment for the issuance of Shares to the extent permitted by Securities Laws, or any combination of the foregoing methods of payment.

(b) Unless otherwise specified by the Plan Administrator and set forth in the particular Award Agreement, if permitted by the Plan Administrator, and subject to compliance with the policies of the Exchange, if applicable, a Participant may, in lieu of exercising an Option pursuant to an Exercise Notice, elect to surrender such Option to the Corporation (a "Cashless Exercise") in consideration for an amount from the Corporation equal to (i) the Market Price of the Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ii) the aggregate Exercise Price of the Option (or portion thereof) surrendered relating to such Shares (the "In-the- Money Amount"), by written notice to the Corporation indicating the number of Options such Participant wishes to exercise using the Cashless Exercise, and such other information that the Corporation may require. Subject to Section 8.3, the Corporation shall satisfy payment of the In-the-Money Amount by delivering to the Participant such number of Shares (rounded down to the nearest whole number) having a fair market value equal to the In-the-Money Amount.

(c) No Shares will be issued or transferred until full payment therefor has been received by the Corporation, or arrangements for such payment have been made to the satisfaction of the Plan Administrator.

(d) If a Participant surrenders Options through a Cashless Exercise pursuant to Section 4.5(b), to the extent that such Participant would be entitled to a deduction under paragraph 110(1)(d) of the Income Tax Act (Canada) (the "Tax Act") in respect of such surrender if the election described in subsection 110(1.1) of the Tax Act were made and filed (and the other procedures described therein were undertaken) on a timely basis after such surrender, the Corporation will cause such election to be so made and filed (and such other procedures to be so undertaken).

ARTICLE 5
RESTRICTED SHARE UNITS

5.1 Granting of RSUs

(a) The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any Participant in respect of a bonus or similar payment in respect of services rendered by the applicable Participant in a taxation year (the "RSU Service Year"). The terms and conditions of each RSU grant may be evidenced by an Award Agreement. Each RSU will consist of a right to receive a Share, cash payment, or a combination thereof (as provided in Section 5.4(a)), upon the settlement of such RSU.

(b) The number of RSUs (including fractional RSUs) granted at any particular time pursuant to this Article 5 will be calculated by dividing (i) the amount of any bonus or similar payment that is to be paid in RSUs, as determined by the Plan Administrator, by (ii) the greater of (A) the Market Price of a Share on the Date of Grant; and (B) such amount as determined by the Plan Administrator in its sole discretion.

5.2 RSU Account

All RSUs received by a Participant shall be credited to an account maintained for the Participant on the books of the Corporation, as of the Date of Grant.

5.3 Vesting of RSUs

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs, provided that the terms comply with Section 409A, with respect to a U.S. Taxpayer.

5.4 Settlement of RSUs

(a) The Plan Administrator shall have the sole authority to determine the settlement terms applicable to the grant of RSUs, provided that with respect to a U.S. Taxpayer the terms comply with Section 409A to the extent it is applicable. Subject to Section 11.6(d) below and except as otherwise provided in an Award Agreement, on the settlement date for any RSU, the Participant shall redeem each vested RSU for the following at the election of the Participant but subject to the approval of the Plan Administrator:

(i) one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct,

(ii) a cash payment, or

(iii) a combination of Shares and cash as contemplated by paragraphs (i) and (ii) above.

(b) Any cash payments made under this Section 5.4 by the Corporation to a Participant in respect of RSUs to be redeemed for cash shall be calculated by multiplying the number of RSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

(c) Payment of cash to Participants on the redemption of vested RSUs may be made through the Corporation's payroll in the pay period that the settlement date falls within.

(d) Notwithstanding any other terms of this Plan but subject to Section 11.6(d) below and except as otherwise provided in an Award Agreement, no settlement date for any RSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any RSU, under this Section 5.4 any later than the final Business Day of the third calendar year following the applicable RSU Service Year.

ARTICLE 6
PERFORMANCE SHARE UNITS

6.1 Granting of PSUs

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any Participant in respect of a bonus or similar payment in respect of services rendered by the applicable Participant in a taxation year (the "PSU Service Year"). The terms and conditions of each PSU grant shall be evidenced by an Award Agreement, provided that with respect to a U.S. Taxpayer the terms comply with Section 409A to the extent it is applicable. Each PSU will consist of a right to receive a Share, cash payment, or a combination thereof (as provided in Section 6.6(a)), upon the achievement of such Performance Goals during such performance periods as the Plan Administrator shall establish.

6.2 Terms of PSUs

The Performance Goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the effect of termination of a Participant's service and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable Award Agreement.

6.3 Performance Goals

The Plan Administrator will issue Performance Goals prior to the Date of Grant to which such Performance Goals pertain. The Performance Goals may be based upon the achievement of corporate, divisional or individual goals, and may be applied to performance relative to an index or comparator group, or on any other basis determined by the Plan Administrator. Following the Date of Grant, the Plan Administrator may modify the Performance Goals as necessary to align them with the Corporation's corporate objectives, subject to any limitations set forth in an Award Agreement or an employment or other agreement with a Participant. The Performance Goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be made (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur), all as set forth in the applicable Award Agreement.

6.4 PSU Account

All PSUs received by a Participant shall be credited to an account maintained for the Participant on the books of the Corporation, as of the Date of Grant.

6.5 Vesting of PSUs

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of PSUs.

6.6 Settlement of PSUs

(a) The Plan Administrator shall have the authority to determine the settlement terms applicable to the grant of PSUs provided that with respect to a U.S. Taxpayer the terms comply with Section 409A to the extent it is applicable. Subject to Section 11.6(d) below and except as otherwise provided in an Award Agreement, on the settlement date for any PSU, the Participant shall redeem each vested PSU for the following at the election of the Participant but subject to the approval of the Plan Administrator:

(i) one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct,

(ii) a cash payment, or

(iii) a combination of Shares and cash as contemplated by paragraphs (i) and (ii) above.

(b) Any cash payments made under this Section 6.6 by the Corporation to a Participant in respect of PSUs to be redeemed for cash shall be calculated by multiplying the number of PSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

(c) Payment of cash to Participants on the redemption of vested PSUs may be made through the Corporation's payroll in the pay period that the settlement date falls within.

(d) Notwithstanding any other terms of this Plan but subject to Section 11.6(d) below and except as otherwise provided in an Award Agreement, no settlement date for any PSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any PSU, under this Section 6.6 any later than the final Business Day of the third calendar year following the applicable PSU Service Year.

ARTICLE 7
DEFERRED SHARE UNITS

7.1 Granting of DSUs

(a) The Board may fix from time to time a portion of the Director Fees that is to be payable in the form of DSUs. In addition, each Electing Person is given, subject to the conditions stated herein, the right to elect in accordance with Section 7.1(b) to participate in the grant of additional DSUs pursuant to this Article 7. An Electing Person who elects to participate in the grant of additional DSUs pursuant to this Article 7 shall receive their Elected Amount (as that term is defined below) in the form of DSUs. The "Elected Amount" shall be an amount, as elected by the Director, in accordance with applicable tax law, between 0% and 100% of any Director Fees that would otherwise be paid in cash (the "Cash Fees").

(b) Each Electing Person who elects to receive their Elected Amount in the form of DSUs will be required to file a notice of election in the form of Schedule A hereto (the "Election Notice") with the Chief Financial Officer of the Corporation: (i) in the case of an existing Electing Person, by December 31st in the year prior to the year to which such election is to apply (other than for Director Fees payable for the 2022 financial year, in which case any Electing Person who is not a U.S. Taxpayer as of the date of this Plan shall file the Election Notice by the date that is 30 days from the Effective Date with respect to compensation paid for services to be performed after such date); and (ii) in the case of a newly appointed Electing Person who is not a U.S. Taxpayer, within 30 days of such appointment with respect to compensation paid for services to be performed after such date. In the case of the first year in which an Electing Person who is a U.S. Taxpayer first becomes an Electing Person under the Plan (or any plan required to be aggregated with the Plan under Section 409A), an initial Election Notice may be filed within 30 days of such appointment only with respect to compensation paid for services to be performed after the end of the 30-day election period. If no election is made within the foregoing time frames, the Electing Person shall be deemed to have elected to be paid the entire amount of his or her Cash Fees in cash.

(c) Subject to Subsection 7.1(d), the election of an Electing Person under Subsection 7.1(b) shall be deemed to apply to all Cash Fees paid subsequent to the filing of the Election Notice. In the case of an Electing Person who is a U.S. Taxpayer, his or her election under Section 7.1(b) shall be deemed to apply to all Cash Fees that are earned after the Election Date. An Electing Person is not required to file another Election Notice for subsequent calendar years.

(d) Each Electing Person who is not a U.S. Taxpayer is entitled once per calendar year to terminate his or her election to receive DSUs by filing with the Chief Financial Officer of the Corporation a termination notice in the form of Schedule B. Such termination shall be effective immediately upon receipt of such notice, provided that the Corporation has not imposed a "black-out" on trading. Thereafter, any portion of such Electing Person's Cash Fees payable or paid in the same calendar year and, subject to complying with Subsection 7.1(b), all subsequent calendar years shall be paid in cash. For greater certainty, to the extent an Electing Person terminates his or her participation in the grant of DSUs pursuant to this Article 7, he or she shall not be entitled to elect to receive the Elected Amount, or any other amount of his or her Cash Fees in DSUs again until the calendar year following the year in which the termination notice is delivered. An election by a U.S. Taxpayer to receive the Elected Amount in DSUs for any calendar year (or portion thereof) is irrevocable for that calendar year after the expiration of the election period for that year and any termination of the election will not take effect until the first day of the calendar year following the calendar year in which the termination notice in the form of Schedule C is delivered.

(e) Any DSUs granted pursuant to this Article 7 prior to the delivery of a termination notice pursuant to Section 7.1(d) shall remain in the Plan following such termination and will be redeemable only in accordance with the terms of the Plan.

(f) The number of DSUs (including fractional DSUs) granted at any particular time pursuant to this Article 7 will be calculated by dividing (i) the amount of Director Fees that are to be paid as DSUs, as determined by the Plan Administrator or Director Fees that are to be paid in DSUs (including any Elected Amount), by (ii) the Market Price of a Share on the Date of Grant.

(g) In addition to the foregoing, the Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant DSUs to any Participant.

7.2 DSU Account

All DSUs received by a Participant (which, for greater certainty includes Electing Persons) shall be credited to an account maintained for the Participant on the books of the Corporation, as of the Date of Grant. The terms and conditions of each DSU grant shall be evidenced by an Award Agreement.

7.3 Vesting of DSUs

Except as otherwise determined by the Plan Administrator or as set forth in the particular Award Agreement, DSUs shall vest immediately upon grant.

7.4 Settlement of DSUs

(a) DSUs shall be settled on the date established in the Award Agreement; provided, however that if there is no Award Agreement or the Award Agreement does not establish a date for the settlement of the DSUs, then, for a Participant who is not a U.S. Taxpayer the settlement date shall be the date determined by the Participant (which date shall not be earlier than the Termination Date), and for a Participant who is a U.S. taxpayer, the settlement date shall be the date determined by the Participant in accordance with the Election Notice (which date shall not be earlier than the "separation from service" (within the meaning of Section 409A)). On the settlement date for any DSU, the Participant shall redeem each vested DSU for:

(i) one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct; or

(ii) at the election of the Participant and subject to the approval of the Plan Administrator, a cash payment.

(b) Any cash payments made under this Section 7.4 by the Corporation to a Participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

(c) Payment of cash to Participants on the redemption of vested DSUs may be made through the Corporation's payroll or in such other manner as determined by the Corporation.

7.5 No Additional Amount or Benefit

For greater certainty, neither a Participant to whom DSUs are granted nor any person with whom such Participant does not deal at arm's length (for purposes of the Tax Act) shall be entitled, either immediately or in the future, either absolutely or contingently, to receive or obtain any amount or benefit granted or to be granted for the purpose of reducing the impact, in whole or in part, of any reduction in the Market Price of the Shares to which the DSUs relate.

ARTICLE 8
ADDITIONAL AWARD TERMS

8.1 Dividend Equivalents

(a) Unless otherwise determined by the Plan Administrator or as set forth in the particular Award Agreement, an Award of RSUs, PSUs and DSUs shall include the right for such RSUs, PSUs and DSUs be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, respectively, as of each dividend payment date in respect of which normal cash dividends are paid on Shares. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of RSUs, PSUs and DSUs, as applicable, held by the Participant on the record date for the payment of such dividend, by (b) the Market Price at the close of the first Business Day immediately following the dividend record date, with fractions computed to three decimal places. Dividend equivalents credited to a Participant's account shall vest in proportion to the RSUs, PSUs and DSUs to which they relate, and shall be settled in accordance with Subsections 5.4, 6.6, and 7.4 respectively.

(b) The foregoing does not obligate the Corporation to declare or pay dividends on Shares and nothing in this Plan shall be interpreted as creating such an obligation.

8.2 Restricted Period

In the event that an Award expires, at a time when a scheduled restricted period is in place or an undisclosed material change or material fact in the affairs of the Corporation exists, the expiry of such Award will be the date that is 10 Business Days after which such scheduled restricted period terminates or there is no longer such undisclosed material change or material fact.

8.3 Withholding Taxes

Notwithstanding any other terms of this Plan, the granting, vesting or settlement of each Award under this Plan is subject to the condition that if at any time the Plan Administrator determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such grant, vesting or settlement, such action is not effective unless such withholding has been effected to the satisfaction of the Plan Administrator. In such circumstances, the Plan Administrator may require that a Participant pay to the Corporation the minimum amount as the Corporation or a subsidiary of the Corporation is obliged to withhold or remit to the relevant taxing authority in respect of the granting, vesting or settlement of the Award. Any such additional payment is due no later than the date on which such amount with respect to the Award is required to be remitted to the relevant tax authority by the Corporation or a subsidiary of the Corporation, as the case may be. Alternatively, and subject to any requirements or limitations under applicable law, the Corporation or any Affiliate may (a) withhold such amount from any remuneration or other amount payable by the Corporation or any Affiliate to the Participant, (b) require the sale, on behalf of the applicable Participant, of a number of Shares issued upon exercise, vesting, or settlement of such Award and the remittance to the Corporation of the net proceeds from such sale sufficient to satisfy such amount, or (c) enter into any other suitable arrangements for the receipt of such amount.

8.4 Recoupment

Notwithstanding any other terms of this Plan, Awards may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback, recoupment or similar policy adopted by the Corporation or the relevant subsidiary of the Corporation, or as set out in the Participant's employment agreement, Award Agreement or other written agreement, or as otherwise required by law or the rules of the Exchange, if applicable. The Plan Administrator may at any time waive the application of this Section 8.4 to any Participant or category of Participants.

ARTICLE 9

TERMINATION OF EMPLOYMENT OR SERVICES

9.1 Termination of Employee, Consultant or Director

Subject to Section 9.2, unless otherwise determined by the Plan Administrator or as set forth in an employment agreement, Award Agreement or other written agreement:

(a) where a Participant's employment, consulting agreement or arrangement is terminated or the Participant ceases to hold office or his or her position, as applicable, by reason of voluntary resignation by the Participant or termination by the Corporation or a subsidiary of the Corporation for Cause, then any Option or other Award held by the Participant that has not been exercised as of the Termination Date shall be immediately forfeited and cancelled as of the Termination Date;

(b) where a Participant's employment, consulting agreement or arrangement is terminated by the Corporation or a subsidiary of the Corporation without Cause or material breach of the consulting agreement or arrangement (whether such termination occurs with or without any or adequate reasonable notice, or with or without any or adequate compensation in lieu of such reasonable notice), as applicable, then any unvested Options or other Awards shall immediately terminate on the Termination Date, unless:

(i) otherwise indicated in the applicable Award Agreement(s); or

(ii) in the case of an Employee of the Corporation, if the Termination Date is a date which precedes the termination of any minimum period of statutory notice or entitlement that the Corporation or the subsidiary of the Corporation (as the case may be) may be required to provide such Employee under the Employment Standards Act (British Columbia) or other similar legislation (each, a "Statutory Notice Period"), then any unvested Options or other Awards received by such Participant in their capacity as an Employee shall immediately terminate upon the expiry of any applicable Statutory Notice Period, and

Options or other Awards which have vested on the Termination Date or, in the case of a Participant who received Options or other Awards in their capacity as an Employee, which have vested before the expiry of any applicable Statutory Notice Period, may be exercised or surrendered to the Corporation by the Participant at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Award; and (B) the date that is 90 days after the Termination Date, unless otherwise indicated in the applicable Award Agreement(s). Any Option or other Award that remains unexercised or has not been surrendered to the Corporation by the Participant shall be immediately forfeited upon the termination of such period;

(c) where a Participant's employment, consulting agreement or arrangement terminates on account of his or her becoming Disabled, then any Award held by the Participant that has not vested as of the date of the Participant's Termination Date shall vest on such date. Any vested Option may be exercised by the Participant at any time until the Expiry Date of such Option. Any vested Award other than an Option will be settled within 90 days after the Termination Date;

(d) where a Participant's employment, consulting agreement or arrangement is terminated by reason of the death of the Participant, then any Award that is held by the Participant that has not vested as of the date of the death of such Participant shall vest on such date. Any vested Option may be exercised by the Participant's beneficiary or legal representative (as applicable) at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Option; and (B) the first anniversary of the date of the death of such Participant. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award other than an Option, such Award will be settled with the Participant's beneficiary or legal representative (as applicable) within 90 days after the date of the Participant's death;

(e) where a Participant's employment, consulting agreement or arrangement is terminated due to the Participant's Retirement, then (i) any outstanding Award that vests or becomes exercisable based solely on the Participant remaining in the service of the Corporation or its subsidiary will become 100% vested, and (ii) any outstanding Award that vests based on the achievement of Performance Goals and that has not previously become vested shall continue to be eligible to vest based upon the actual achievement of such Performance Goals. Any vested Option may be exercised by the Participant at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Option; and (B) the third anniversary of the Participant's date of Retirement. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award other than an Option that is described in (i), such Award will be settled within 90 days after the Participant's Retirement. In the case of a vested Award other than an Option that is described in (ii), such Award will be settled at the same time the Award would otherwise have been settled had the Participant remained in active service with the Corporation or its subsidiary. Notwithstanding the foregoing, if, following his or her Retirement, the Participant commences (the "Commencement Date") employment, consulting or acting as a director of the Corporation or any of its subsidiaries (or in an analogous capacity) or otherwise as a service provider to any Person that carries on or proposes to carry on a business competitive with the Corporation or any of its subsidiaries, any Option or other Award held by the Participant that has not been exercised or settled as of the Commencement Date shall be immediately forfeited and cancelled as of the Commencement Date;

(f) a Participant's eligibility to receive further grants of Options or other Awards under this Plan ceases as of:

(i) the date that the Corporation or a subsidiary of the Corporation, as the case may be, provides the Participant with written notification that the Participant's employment, consulting agreement or arrangement is terminated, notwithstanding that such date may be prior to the Termination Date; or

(ii) the date of the death, Disability or Retirement of the Participant;

(g) notwithstanding Subsection 9.1(b), unless the Plan Administrator, in its discretion, otherwise determines, at any time and from time to time, but with due regard for Section 409A, Options or other Awards are not affected by a change of employment or consulting agreement or arrangement, or directorship within or among the Corporation or a subsidiary of the Corporation for so long as the Participant continues to be a Director, Employee or Consultant, as applicable, of the Corporation or a subsidiary of the Corporation; and

(h) notwithstanding any other provision of this Section 9.1, in the case of an Award (other than an Option) granted to a U.S. Taxpayer that is vested or that immediately vests (in whole or in part) as a result of a Participant's termination of service, then such Award will, subject to Section 11.6(d), be settled as soon as administratively practicable following the Participant's termination of service, but in no event later than 90 days following the Participant's termination of service. In the case of an Award (other than an Option) granted to a U.S. Taxpayer that remains eligible to vest (in whole or in part) following a Participant's termination of service based upon the achievement of one or more Performance Goals, such Award will be settled at the originally scheduled settlement date for such Award.

9.2 Discretion to Permit Acceleration

Notwithstanding the provisions of Section 9.1, the Plan Administrator may, in its discretion, at any time prior to, or following the events contemplated in such Section, or in an employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant, permit the acceleration of vesting of any or all Awards or waive termination of any or all Awards, all in the manner and on the terms as may be authorized by the Plan Administrator.

ARTICLE 10

EVENTS AFFECTING THE CORPORATION

10.1 General

The existence of any Awards does not affect in any way the right or power of the Corporation or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization or any other change in the Corporation's capital structure or its business, or any amalgamation, combination, arrangement, merger or consolidation involving the Corporation, to create or issue any bonds, debentures, Shares or other securities of the Corporation or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or to effect any other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this Article 10 would have an adverse effect on this Plan or on any Award granted hereunder.

10.2 Change in Control

Except as may be set forth in an employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant:

(a) Subject to this Section 10.2, but notwithstanding anything else in this Plan or any Award Agreement, the Plan Administrator may, without the consent of any Participant, take such steps as it deems necessary or desirable, including to cause (i) the conversion or exchange of any outstanding Awards into or for, rights or other securities of substantially equivalent value, as determined by the Plan Administrator in its discretion, in any entity participating in or resulting from a Change in Control; (ii) outstanding Awards to vest and become exercisable, realizable, or payable, or restrictions applicable to an Award to lapse, in whole or in part prior to or upon consummation of such merger or Change in Control, and, to the extent the Plan Administrator determines, terminate upon or immediately prior to the effectiveness of such merger or Change in Control; (iii) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise or settlement of such Award or realization of the Participant's rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Plan Administrator determines in good faith that no amount would have been attained upon the exercise or settlement of such Award or realization of the Participant's rights, then such Award may be terminated by the Corporation without payment); (iv) the replacement of such Award with other rights or property selected by the Board of Directors in its sole discretion where such replacement would not adversely affect the holder; or (v) any combination of the foregoing. In taking any of the actions permitted under this Section 10.2(a), the Plan Administrator will not be required to treat all Awards similarly in the transaction. Notwithstanding the foregoing, in the case of Options held by a Canadian Taxpayer, the Plan Administrator may not cause the Canadian Taxpayer to receive (pursuant to this Subsection 10.2(a)) any property in connection with a Change in Control other than rights to acquire shares of a corporation or units of a "mutual fund trust" (as defined in the Tax Act), of the Corporation or a "qualifying person" (as defined in the Tax Act) that does not deal at arm's length (for purposes of the Tax Act) with the Corporation, as applicable, at the time such rights are issued or granted.

(b) Notwithstanding Section 9.1, and except as otherwise provided in a written employment or other agreement between the Corporation or a subsidiary of the Corporation and a Participant, if within 12 months following the completion of a transaction resulting in a Change in Control, a Participant's employment, consultancy or directorship is terminated by the Corporation or a subsidiary of the Corporation without Cause:

(i) any unvested Awards held by the Participant at the Termination Date shall immediately vest; and

(ii) any vested Awards of Participants may, subject to Sections 5.4(d) and 6.6(d) (where applicable), be exercised, surrendered or settled by such Participant at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Award; and (B) the date that is 90 days after the Termination Date, provided that any vested Awards (other than Options) granted to U.S. Taxpayers will be settled within 90 days of the Participant's "separation from service". Any Award that has not been exercised, surrendered or settled at the end of such period will be immediately forfeited and cancelled.

(c) Notwithstanding Subsection 10.2(a) and unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Shares will cease trading on an Exchange, then the Corporation may terminate all of the Awards, other than an Option held by a Canadian Taxpayer for the purposes of the Tax Act, granted under this Plan at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each Award equal to the fair market value of the Award held by such Participant as determined by the Plan Administrator, acting reasonably, provided that any vested Awards granted to U.S. Taxpayers will be settled within 90 days of the Change in Control.

(d) It is intended that any actions taken under this Section 10.2 will comply with the requirements of Section 409A of the Code with respect to Awards granted to U.S. Taxpayers.

10.3 Reorganization of Corporation's Capital

Should the Corporation effect a subdivision or consolidation of Shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of the Corporation that does not constitute a Change in Control and that would warrant the amendment or replacement of any existing Awards in order to adjust the number of Shares that may be acquired on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Plan Administrator will, subject to the prior approval of the Exchange, if applicable, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

10.4 Other Events Affecting the Corporation

In the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization involving the Corporation and occurring by exchange of Shares, by sale or lease of assets or otherwise, that does not constitute a Change in Control and that warrants the amendment or replacement of any existing Awards in order to adjust the number and/or type of Shares that may be acquired, or by reference to which such Awards may be settled, on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Plan Administrator will, subject to the prior approval of the Exchange, if applicable, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

10.5 Immediate Acceleration of Awards

In taking any of the steps provided in Sections 10.3 and 10.4, the Plan Administrator will not be required to treat all Awards similarly and where the Plan Administrator determines that the steps provided in Sections 10.3 and 10.4 would not preserve proportionately the rights, value and obligations of the Participants holding such Awards in the circumstances or otherwise determines that it is appropriate, the Plan Administrator may, but is not required to, permit the immediate vesting of any unvested Awards.

10.6 Issue by Corporation of Additional Shares

Except as expressly provided in this Article 10, neither the issue by the Corporation of shares of any class or securities convertible into or exchangeable for shares of any class, nor the conversion or exchange of such shares or securities, affects, and no adjustment by reason thereof is to be made with respect to the number of Shares that may be acquired as a result of a grant of Awards.

10.7 Fractions

No fractional Shares will be issued pursuant to an Award. Accordingly, if, as a result of any adjustment under this Article 10 or a dividend equivalent, a Participant would become entitled to a fractional Share, the Participant has the right to acquire only the adjusted number of full Shares and no payment or other adjustment will be made with respect to the fractional Shares, which shall be disregarded.

ARTICLE 11

U.S. TAXPAYERS

11.1 Provisions for U.S. Taxpayers

Options granted under this Plan to U.S. Taxpayers may be non-qualified stock options or incentive stock options qualifying under Section 422 of the Code ("ISOs"). Each Option shall be designated in the Award Agreement as either an ISO or a non-qualified stock option. If an Award Agreement fails to designate an Option as either an ISO or non-qualified stock option, the Option will be a non-qualified stock option. The Corporation shall not be liable to any Participant or to any other Person if it is determined that an Option intended to be an ISO does not qualify as an ISO. Non- qualified stock options will be granted to a U.S. Taxpayer only if (i) such U.S. Taxpayer performs services for the Corporation or any corporation or other entity in which the Corporation has a direct or indirect controlling interest or otherwise has a significant ownership interest, as determined under Section 409A, such that the Option will constitute an option to acquire "service recipient stock" within the meaning of Section 409A, or (ii) such option otherwise is exempt from Section 409A.

11.2 ISOs

Subject to any limitations in Section 3.6, the aggregate number of Shares reserved for issuance in respect of granted ISOs shall not exceed 10,000,000 Shares, and the terms and conditions of any ISOs granted to a U.S. Taxpayer on the Date of Grant hereunder, including the eligible recipients of ISOs, shall be subject to the provisions of Section 422 of the Code, and the terms, conditions, limitations and administrative procedures established by the Plan Administrator from time to time in accordance with this Plan. At the discretion of the Plan Administrator, ISOs may only be granted to an individual who is an employee of the Corporation, or of a "parent corporation" or "subsidiary corporation" of the Corporation, as such terms are defined in Sections 424(e) and (f) of the Code.

11.3 ISO Grants to 10% Shareholders

Notwithstanding anything to the contrary in this Plan, if an ISO is granted to a person who owns shares representing more than 10% of the voting power of all classes of shares of the Corporation or of a "parent corporation" or "subsidiary corporation", as such terms are defined in Section 424(e) and (f) of the Code, on the Date of Grant, the term of the Option shall not exceed five years from the time of grant of such Option and the Exercise Price shall be at least 110% of the Market Price of the Shares subject to the Option.

11.4 $100,000 Per Year Limitation for ISOs

To the extent the aggregate Market Price as at the Date of Grant of the Shares for which ISOs are exercisable for the first time by any person during any calendar year (under all plans of the Corporation and any "parent corporation" or "subsidiary corporation", as such terms are defined in Section 424(e) and

(f) of the Code) exceeds US$100,000, such excess ISOs shall be treated as non-qualified stock options.

11.5 Disqualifying Dispositions

Each person awarded an ISO under this Plan shall notify the Corporation in writing immediately after the date he or she makes a disposition or transfer of any Shares acquired pursuant to the exercise of such ISO if such disposition or transfer is made (a) within two years from the Date of Grant or (b) within one year after the date such person acquired the Shares. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the person in such disposition or other transfer. The Corporation may, if determined by the Plan Administrator and in accordance with procedures established by it, retain possession of any Shares acquired pursuant to the exercise of an ISO as agent for the applicable person until the end of the later of the periods described in (a) or (b) above, subject to complying with any instructions from such person as to the sale of such Shares.

11.6 Section 409A of the Code

(a) This Plan will be construed and interpreted to be exempt from, or where not so exempt, to comply with Section 409A of the Code to the extent required to preserve the intended tax consequences of this Plan. Any reference in this Plan to Section 409A of the Code shall also include any regulation promulgated thereunder or any other formal guidance issued by the Internal Revenue Service with respect to Section 409A of the Code. Each Award shall be construed and administered such that the Award either (A) qualifies for an exemption from the requirements of Section 409A of the Code or (B) satisfies the requirements of Section 409A of the Code. If an Award is subject to Section 409A of the Code, (I) distributions shall only be made in a manner and upon an event permitted under section 409A of the Code, (II) payments to be made upon a termination of employment or service shall only be made upon a "separation from service" under Section 409A of the Code, (Ill) unless the Award specifies otherwise, each installment payment shall be treated as a separate payment for purposes of Section 409A of the Code, and (IV) in no event shall a Participant, directly or indirectly, designate the calendar year in which a distribution is made except in accordance with Section 409A of the Code. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A of the Code, the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A of the Code, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A of the Code. The Corporation reserves the right to amend this Plan to the extent it reasonably determines is necessary in order to preserve the intended tax consequences of this Plan in light of Section 409A of the Code. In no event will the Corporation or any of its subsidiaries or Affiliates be liable for any tax, interest or penalties that may be imposed on a Participant under Section 409A of the Code or any damages for failing to comply with Section 409A of the Code.

(b) All terms of the Plan that are undefined or ambiguous must be interpreted in a manner that complies with Section 409A of the Code if necessary to comply with Section 409A of the Code.

(c) The Plan Administrator, in its sole discretion, may permit the acceleration of the time or schedule of payment of a U.S. Taxpayer's vested Awards in the Plan under circumstances that constitute permissible acceleration events under Section 409A of the Code.

(d) Notwithstanding any provisions of the Plan to the contrary, in the case of any "specified employee" within the meaning of Section 409A of the Code who is a U.S. Taxpayer, distributions of non-qualified deferred compensation under Section 409A of the Code made in connection with a "separation from service" within the meaning set forth in Section 409A of the Code may not be made prior to the date which is six months after the date of separation from service (or, if earlier, the date of death of the U.S. Taxpayer). Any amounts subject to a delay in payment pursuant to the preceding sentence shall be paid as soon practicable following such six-month anniversary of such separation from service.

11.7 Section 83(b) Election

If a Participant makes an election pursuant to Section 83(b) of the Code with respect to an Award of Shares subject to vesting or other forfeiture conditions, the Participant shall be required to promptly file a copy of such election with the Corporation.

11.8 Application of Article 11 to U.S. Taxpayers

For greater certainty, the provisions of this Article 11 shall only apply to U.S. Taxpayers.

ARTICLE 12
AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

12.1 Amendment, Suspension, or Termination of the Plan

The Plan Administrator may from time to time, without notice and without approval of the holders of voting shares of the Corporation, amend, modify, change, suspend or terminate the Plan or any Awards granted pursuant to the Plan as it, in its discretion determines appropriate, provided, however, that:

(a) no such amendment, modification, change, suspension or termination of the Plan or any Awards granted hereunder may materially impair any rights of a Participant or materially increase any obligations of a Participant under the Plan without the consent of the Participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable Securities Laws or Exchange requirements; and

(b) any amendment that would cause an Award held by a U.S. Taxpayer to be subject to income inclusion under Section 409A of the Code shall be null and void ab initio with respect to the U.S. Taxpayer unless the consent of the U.S. Taxpayer is obtained.

12.2 Shareholder Approval

Notwithstanding Section 12.1 and subject to any rules of the Exchange, if applicable, approval of the holders of Shares shall be required for any amendment, modification or change that:

(a) increases the percentage of Shares reserved for issuance under the Plan, except pursuant to the provisions under Article 10 which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(b) increases or removes the 10% limits on Shares issuable or issued to Insiders as set forth in Subsection 3.7(a);

(c) reduces the exercise price of an Option Award (for this purpose, a cancellation or termination of an Option Award of a Participant prior to its Expiry Date for the purpose of reissuing an Option Award to the same Participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Option Award) except pursuant to the provisions in the Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(d) extends the term of an Option Award beyond the original Expiry Date (except where an Expiry Date would have fallen within a blackout period applicable to the Participant or within 10 Business Days following the expiry of such a blackout period);

(e) permits an Option Award to be exercisable beyond 10 years from its Date of Grant (except where an Expiry Date would have fallen within a blackout period of the Corporation);

(f) increases or removes the limits on the participation of Directors;

(g) permits Awards to be transferred to a Person;

(h) changes the eligible participants of the Plan; or

(i) deletes or reduces the range of amendments which require approval of shareholders under this Section 12.2.

12.3 Permitted Amendments

Without limiting the generality of Section 12.1, but subject to Section 12.2, the Plan Administrator may, without shareholder approval, at any time or from time to time, amend the Plan for the purposes of:

(a) making any amendments to the general vesting provisions of each Award;

(b) making any amendments to the provisions set out in Article 9;

(c) making any amendments to add covenants of the Corporation for the protection of Participants, as the case may be, provided that the Plan Administrator shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Participants, as the case may be;

(d) making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Plan Administrator, having in mind the best interests of the Participants, it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where a Participant resides, provided that the Plan Administrator shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Participants and Directors; or

(e) making such changes or corrections which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Plan Administrator shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Participants.

ARTICLE 13
MISCELLANEOUS

13.1 Legal Requirement

The Corporation is not obligated to grant any Awards, issue any Shares or other securities, make any payments or take any other action if, in the opinion of the Plan Administrator, in its sole discretion, such action would constitute a violation by a Participant or the Corporation of any provision of any applicable statutory or regulatory enactment of any government or government agency or the requirements of any Exchange upon which the Shares may then be listed, if applicable.

13.2 No Other Benefit

No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of a Share, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

13.3 Rights of Participant

No Participant has any claim or right to be granted an Award and the granting of any Award is not to be construed as giving a Participant a right to remain as an Employee, Consultant or Director. No Participant has any rights as a shareholder of the Corporation in respect of Shares issuable pursuant to any Award until the allotment and issuance to such Participant, or as such Participant may direct, of certificates representing such Shares.

13.4 Corporate Action

Nothing contained in this Plan or in an Award shall be construed so as to prevent the Corporation from taking corporate action which is deemed by the Corporation to be appropriate or in its best interest, whether or not such action would have an adverse effect on this Plan or any Award.

13.5 Conflict

In the event of any conflict between the provisions of this Plan and an Award Agreement, the provisions of the Award Agreement shall govern. In the event of any conflict between or among the provisions of this Plan or any Award Agreement, on the one hand, and a Participant's employment agreement with the Corporation or a subsidiary of the Corporation, as the case may be, on the other hand, the provisions of the employment agreement or other written agreement shall prevail.

13.6 Anti-Hedging Policy

By accepting an Award each Participant acknowledges that he or she is restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of Awards.

13.7 Participant Information

Each Participant shall provide the Corporation with all information (including personal information) required by the Corporation in order to administer the Plan. Each Participant acknowledges that information required by the Corporation in order to administer the Plan may be disclosed to any custodian appointed in respect of the Plan and other third parties, and may be disclosed to such persons (including persons located in jurisdictions other than the Participant's jurisdiction of residence), in connection with the administration of the Plan. Each Participant consents to such disclosure and authorizes the Corporation to make such disclosure on the Participant's behalf.

13.8 Participation in the Plan

The participation of any Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant any rights or privileges other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment or engagement nor a commitment on the part of the Corporation to ensure the continued employment or engagement of such Participant. The Plan does not provide any guarantee against any loss which may result from fluctuations in the market value of the Shares. The Corporation does not assume responsibility for the income or other tax consequences for the Participants and Directors and they are advised to consult with their own tax advisors.

13.9 International Participants

With respect to Participants who reside or work outside Canada and the United States, the Plan Administrator may, in its sole discretion, amend, or otherwise modify, without shareholder approval, the terms of the Plan or Awards with respect to such Participants in order to conform such terms with the provisions of local law, and the Plan Administrator may, where appropriate, establish one or more sub- plans to reflect such amended or otherwise modified provisions.

13.10 Successors and Assigns

The Plan shall be binding on all successors and assigns of the Corporation and its subsidiaries.

13.11 General Restrictions or Assignment

Except as required by law, the rights of a Participant under the Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant unless otherwise approved by the Plan Administrator.

13.12 Severability

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

13.13 Notices

(a) All written notices to be given by a Participant to the Corporation shall be delivered personally, e-mail or mail, postage prepaid, addressed as noted on the Corporation's SEDAR profile: Attention: Chief Financial Officer

(b) All notices to a Participant will be addressed to the principal address of the Participant on file with the Corporation. Either the Corporation or the Participant may designate a different address by written notice to the other. Such notices are deemed to be received, if delivered personally or by e-mail, on the date of delivery, and if sent by mail, on the fifth Business Day following the date of mailing. Any notice given by either the Participant or the Corporation is not binding on the recipient thereof until received.

13.14 Effective Date

This Plan becomes effective on a date to be determined by the Plan Administrator, subject to the approval of the shareholders of the Corporation.

13.15 Governing Law

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein, without any reference to conflicts of law rules.

13.16 Submission to Jurisdiction

The Corporation and each Participant irrevocably submits to the exclusive jurisdiction of the courts of competent jurisdiction in the Province of British Columbia in respect of any action or proceeding relating in any way to the Plan, including, without limitation, with respect to the grant of Awards and any issuance of Shares made in accordance with the Plan.

SCHEDULE A

ADURO CLEAN TECHNOLOGIES INC.
OMNIBUS EQUITY INCENTIVE PLAN (THE “PLAN”)

ELECTION NOTICE

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Pursuant to the Plan, I hereby elect to participate in the grant of DSUs pursuant to Article 7 of the Plan and to receive % of my Cash Fees in the form of DSUs.

If I am a U.S. Taxpayer, I hereby further elect for any DSUs subject to this Election Notice to be settled on the  later  of  (i)  my  "separation  from  service"  (within  the  meaning  of  Section  409A)  or (ii)__________________________________.

I confirm that:

(a) I have received and reviewed a copy of the terms of the Plan and agreed to be bound by them.

(b) I recognize that when DSUs credited pursuant to this election are redeemed in accordance with the terms of the Plan, income tax and other withholdings as required will arise at that time. Upon redemption of the DSUs, the Corporation will make all appropriate withholdings as required by law at that time.

(c) The value of DSUs is based on the value of the Shares of the Corporation and therefore is not guaranteed.

(d) To the extent I am a U.S. taxpayer, I understand that this election is irrevocable for the calendar year to which it applies and that any revocation or termination of this election after the expiration of the election period will not take effect until the first day of the calendar year following the year in which I file the revocation or termination notice with the Corporation.

The foregoing is only a brief outline of certain key provisions of the Plan. For more complete information, reference should be made to the Plan's text.

Date:
(Signature of Participant)

(Name of Participant)articipant)

SCHEDULE B

ADURO CLEAN TECHNOLOGIES INC.
OMNIBUS EQUITY INCENTIVE PLAN (THE “PLAN”)

ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DSUs

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Notwithstanding my previous election in the form of Schedule A to the Plan, I hereby elect that no portion of the Cash Fees accrued after the date hereof shall be paid in DSUs in accordance with Article 7 of the Plan.

I understand that the DSUs already granted under the Plan cannot be redeemed except in accordance with the Plan.

I confirm that I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.

Date:
(Signature of Participant)

(Name of Participant)

Note: An election to terminate receipt of additional DSUs can only be made by a Participant once in a calendar year.

SCHEDULE C

ADURO CLEAN TECHNOLOGIES INC.
OMNIBUS EQUITY INCENTIVE PLAN (THE “PLAN”)

ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DSUs
(U.S. TAXPAYERS)

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Notwithstanding my previous election in the form of Schedule A to the Plan, I hereby elect that no portion of the Cash Fees accrued after the effective date of this termination notice shall be paid in DSUs in accordance with Article 5 of the Plan.

I understand that this election to terminate receipt of additional DSUs will not take effect until the first day of the calendar year following the year in which I file this termination notice with the Corporation.

I understand that the DSUs already granted under the Plan cannot be redeemed except in accordance with the Plan.

I confirm that I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.

Date:
(Signature of Participant)

(Name of Participant)

Note: An election to terminate receipt of additional DSUs can only be made by a Participant once in a calendar year.

SCHEDULE C

AUDIT COMMITTEE CHARTER

ADURO CLEAN TECHNOLOGIES INC.

(the "Company")

AUDIT COMMITTEE CHARTER

(adopted as of         August 14        , 2024)

I. PURPOSE

The Audit Committee (the "Audit Committee" or the "Committee") of the Board of Directors (the "Board") of the Company, shall provide assistance to the directors of the Company in fulfilling their responsibility to the shareholders relating to corporate accounting matters, the financial reporting practices of the Company, and the quality and integrity of the financial reports of the Company. The Audit Committee's purpose is to:

1. Assist the Board's oversight of:

(a) the reliability and integrity of the Company's financial statements, accounting policies, financial reporting and disclosure practices;

(b) the establishment and maintenance of processes to assure compliance with all relevant laws, regulations, and Company policies, including a process for receipt of complaints and concerns regarding accounting, internal control or auditing matters;

(c) the engagement, compensation, performance, qualifications and independence of the Company's independent auditors, their conduct of the annual independent audit of the Company's financial statements, and their engagement for all other services; and

(d) the functioning of the Company's system of internal accounting and financial controls.

2. Provide an open avenue of communication between the internal accounting department, the independent auditors, the Company's financial and senior management and the Board.

3. Prepare the report of the Audit Committee required by the rules of the Securities and Exchange Commission ("SEC"), as applicable.

The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in this Charter.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, or to determine that the Company's financial statements are complete and accurate or are in accordance with generally accepted accounting principles, accounting standards, or applicable laws and regulations. This is the responsibility of management of the Company, the Company's internal accounting department and the Company's independent auditors. Because the primary function of the Committee is oversight, the Committee shall be entitled to rely on the expertise, skills and knowledge of management, the internal accounting department, and the Company's independent auditors and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities. Nothing in this Charter is intended to change the responsibilities of management and the independent auditors.

II. STRUCTURE AND OPERATION

Composition and Qualifications

The Committee shall consist of at least three (3) members of the Board. Except as otherwise permitted by applicable rules and regulations, each of the members of the Committee shall, in the judgment of the Board, meet (i) the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934 (the "1934 Act") and any other rules and regulations promulgated by the SEC thereunder; and (ii) the independence requirements of the rules of any applicable stock exchange or quotation system upon which the Company's shares are listed from time to time. One or more members of the Committee, as required by the applicable rules and regulations, shall be, in the judgment of the Board, an "audit committee financial expert," as such term is defined in Rule 309 of the 1934 Act and the rules and regulations promulgated by the SEC thereunder, and be able to read and understand fundamental financial statements.

Authority

The Committee shall have the authority to (i) retain (at the Company's expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities; (ii) conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities; and (iii) take whatever actions that it deems appropriate to foster an internal culture that is committed to maintaining quality financial reporting, sound business risk practices and ethical behavior within the Company. In addition, the Committee shall have the authority to request any officer, director or employee of the Company, the Company's outside legal counsel and the independent auditors to meet with the Committee and any of its advisors and to respond to their inquiries. The Committee shall have full access to the books, records and facilities of the Company in carrying out its responsibilities. Finally, the Board shall adopt resolutions which provide for appropriate funding, as determined by the Committee, for (i) services provided by the independent auditors in rendering or issuing an audit report, (ii) services provided by any adviser employed by the Committee which it believes, in its sole discretion, are needed to carry out its duties and responsibilities, or (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties and responsibilities.

The Committee, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditors engaged (including resolution of disagreements between the Company's management and the independent auditors regarding financial reporting) for the purpose of preparing and issuing an audit report or performing other audit, review or attestation services for the Company.

The Audit Committee shall ensure that the independent auditors submit to the Company annually a formal written statement delineating all relationships between the independent auditors and the Company and its subsidiaries (the ''Statement as to Independence''), addressing the non-audit services provided to the Company or its subsidiaries and the matters set forth in Independence Standards Board Standard No. 1.

The Audit Committee shall ensure that the independent auditors submit to the Company annually a formal written statement of the fees billed for each of the following categories of services rendered by the independent auditors: (i) the audit of the Company's annual financial statements for the most recent fiscal year and any reviews of the financial statements; (ii) information technology consulting services for the most recent fiscal year, in the aggregate and by each service (and separately identifying fees for such services relating to financial information systems design and implementation); and (iii) all other services rendered by the independent auditors for the most recent fiscal years, in the aggregate and by each service.

Appointment and Removal

The members of the Committee shall be appointed by the Board and continue to be members until their successors are elected and qualified or until their earlier retirement, resignation or removal. Any member of the Committee may be removed, with or without cause, by majority vote of the Board at any time. However, a member of the Committee shall automatically cease to be a member of the Committee upon either ceasing to be a director of the Board or, if applicable, ceasing to satisfy any applicable standards as required in Section II above of this Charter. Vacancies on the Committee will be filled by the Board.

Chairperson

The Board may appoint one member of the Committee to serve as Chair of the Committee, to convene and chair all regular and special sessions of the Committee, set the agendas for Committee meetings, to determine and communicate to management and the full Board the information needs of the Committee, and to report Committee determinations and actions on behalf of the Committee to the full Board. If the Board fails to appoint a Chair, the members of the Committee shall elect a Chair by majority vote of the full Committee to serve at the pleasure of the majority of the full Committee. If the Chair of the Committee is not present at any meeting of the Committee, an acting Chair for the meeting shall be chosen by majority vote of the Committee from among the members present. In the case of a deadlock on any matter or vote, the Chair shall refer the matter to the Board. The Committee shall also appoint a secretary who need not be a director. All requests for information from the Company or the independent auditors shall be made through the Chair.

Delegation to Subcommittees

The Committee may delegate its duties and responsibilities to a subcommittee consisting of one or more members of the Committee. Any delegation may be made only to the extent permitted by applicable rules, regulations, and the Company's constating documents.

III. COMMITTEE MEETINGS

The Chair shall preside at each meeting of the Committee and set the agendas for the Committee meetings. The Committee shall have the authority to establish its own rules and procedures for notice and conduct of its meetings as long as they are not inconsistent with any provisions of the Company's constating documents or this Charter.

The Committee shall meet (in person or by telephonic meeting) as often as may be deemed necessary or appropriate, generally at least four times annually, or more frequently as circumstances dictate. The Committee shall meet periodically with management and the independent auditors and, if necessary, in separate executive sessions with only the independent auditors and Committee members present, or with only management and Committee members present, to discuss any matters that the Committee believes should be discussed privately. The Committee shall maintain written minutes or other records of its meetings and activities, which shall be duly filed in the Company's records.

Except as otherwise required by the constating documents of the Company, a majority of the members of the Committee shall constitute a quorum for the transaction of business and the act of a majority of the members present at any meeting at which there is a quorum shall be the act of the Committee. The Committee may also act by unanimous written consent in lieu of a meeting.

All non-management directors who are not members of the Committee may attend and observe meetings of the Committee, but shall not participate in any discussion or deliberation unless invited to do so by the Committee, and in any event shall not be entitled to vote. The Committee may, at its discretion, include in its meetings members of the Company's management, representatives of the Company's outside advisors, any other personnel employed or retained by the Company or any other persons whose presence the Committee believes to be necessary or appropriate. Notwithstanding the foregoing, the Committee may also exclude from its meetings any persons it deems appropriate, including, but not limited to, any non-management director who is not a member of the Committee.

The Chair of the Committee shall report to the Board following meetings of the Committee and as otherwise requested by the Board.

IV. DUTIES AND RESPONSIBILITIES

The Committee's role is one of oversight. The Committee shall discharge its responsibilities, and shall assess the information provided by the Company's management and the independent auditors, in accordance with its business judgment. In discharging its oversight role, the Committee encourages free and open communication among the Committee, the Company's independent auditors, and management, and is empowered to investigate any matter brought to its attention with all requisite access to all books, records, facilities and personnel of the Company and to the Company's auditors and outside legal counsel.

The following functions and responsibilities are set forth as a guide with the understanding that the Committee may carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory, legal or other conditions.

To fulfill its responsibilities and duties, the Committee is expected to:

General

1. Develop and maintain free and open means of communication with the Board, the Company's independent auditors, the Company's internal auditors, if any, and the financial and general management of the Company.

2. Perform any other activities as the Committee deems appropriate, or as are requested by the Board, consistent with this Charter, the Company's constating documents and applicable laws and regulations.

3. Review and reassess, at least annually, the adequacy of this Charter and submit any recommended changes to the Board for its consideration.

4. Report its findings regularly to the Board, including any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, and the performance and independence of the Company's independent auditors.

5. Maintain minutes and other records of meetings and activities of the Committee.

Financial Statements and Published Information

6. Review filings with the governmental bodies, including without limitation the SEC, and other published documents containing the Company's financial statements, including any certification, report, opinion or review rendered by the independent auditors, or any press releases announcing earnings (especially the use of "pro forma" or "adjusted" information not prepared in compliance with generally accepted accounting principles) and all financial information and earnings guidance intended to be provided to analysts and the public or to rating agencies, and consider whether the information contained in these documents is consistent with the information contained in the financial statements.

7. Review and discuss with management and the independent auditors the annual and quarterly financial statements prior to their filing, including the Company's disclosure under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and a discussion with the independent auditors (i) all significant matters related to the independent auditors' review of the financial statements and (ii) the matters required to be communicated by applicable auditing standards.

8. Make a recommendation to the Board regarding the inclusion of the audited annual financial statements in the Company's annual report and interim financial statements in the Company's quarterly reports.

9. Consider and review with management, the Chief Financial Officer and/or the Controller, and the independent auditors:

(a) significant findings during the year, including the status of previous audit recommendations, and management's responses thereto;

(b) any audit problems or difficulties encountered in the course of audit work including any restrictions on the scope of activities or access to required information;

(c) any changes required in the planned scope of the audit plan;

(d) the overall scope and plans for the audit (including the audit budget and the adequacy of compensation and staffing); and

(e) the coordination of audit efforts to monitor completeness of coverage, reduction of redundant efforts, and the effective use of audit resources.

10. Oversee the services rendered by the independent auditors (including the resolution of disagreements between management and the independent auditors regarding preparation of financial statements).

11. Prepare and include in the Company's filings any report from the Committee or other disclosures as required by applicable laws and regulations.

Performance and Independence of Independent Auditor

12. On an annual basis, request from the independent auditors a formal written statement delineating all relationships between the independent auditors and the Company, consistent with Independence Standards Board Standard No. 1 and with all applicable laws, rules and regulations. The Committee shall review the qualification, performance and independence of the independent auditor annually and make determinations regarding the appointment or termination of the independent auditor. The Committee shall actively engage in a dialogue with the Company's management and independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors from management and the Company and take appropriate action in response to the outside auditors' report to satisfy itself of the independent auditor's objectivity and independence. The Committee shall also:

(a) confirm with the independent auditors that the independent auditors are in compliance with the partner rotation requirements established by applicable laws and regulations;

(b) consider whether, in the interest of assuring continuing independence of the independence auditors, the Company should regularly rotate its independent auditors;

(c) set clear policies for the Company's hiring of employees or former employees of the independent auditors; and

(d) if applicable, consider whether the independent auditor's provision of any permitted non-audit services to the Company is compatible with maintaining the independence of the independent auditors.

13. At least annually, obtain and review a written report by the independent auditors describing all relationships between the Company and the independent auditors and discuss the independent auditor's internal quality-control procedures, and any material issues raised by the most recent peer review.

Review of Services and Audit by Independent Auditor

14. Have the sole authority and responsibility to appoint, evaluate, determine the compensation of and, where appropriate, replace the independent auditor. The Committee may, in its discretion, seek shareholder ratification of the independent auditor it appoints. The independent auditor shall report directly to the Committee, and the Committee's responsibility includes the resolution of disagreements between management and the independent auditors regarding financial reporting.

15. Consider and pre-approve all auditing and non-audit services provided by the independent auditors. The Committee may delegate the authority to grant pre- approvals to one or more members of the Committee, whose decisions must be presented to the full Committee at its scheduled meetings.

16. Following completion of the annual audit, review with management, the independent auditors and the internal accounting department:

(a) the Company's annual financial statements and related footnotes;

(b) the independent auditors' audit of the financial statements and the report thereon;

(c) any significant changes required in the independent auditors' audit plan; and

(d) other matters related to the conduct of the audit which are to be communicated to the Committee under generally accepted auditing standards.

17. Reviewing with the independent auditors, as required by applicable laws and regulations:

(a) all critical accounting policies and practices used by the Company;

(b) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with Company management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors; and

(c) other material communications between the independent auditors and management, such as any management letters or schedule of unadjusted differences.

Financial Reporting Process

18. Review the activities, organizational structure, staffing and qualifications of the internal audit function, if any.

19. The Committee shall review and approve any material off-balance sheet arrangements or other material financial arrangements of the Company that do not appear on the financial statements of the Company.

20. Review and discuss periodically with management and the independent auditors:

(a) the adequacy and effectiveness of the Company's internal controls over financial reporting and disclosure controls and procedures;

(b) all significant deficiencies in the design or operation of the Company's internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data;

(c) the integrity of its financial reporting processes;

(d) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and

(e) the adequacy of its risk management programs and policies, including recommendations for any improvements in these areas.

21. Establish regular and separate systems of reporting to the Committee by each of management, the independent auditors and internal accounting department regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

22. Review with management the adequacy of the insurance and fidelity bond coverages, reported contingent liabilities, and management's assessment of contingency planning. Review management's plans regarding any changes in accounting practices or policies and the financial impact of such changes, any major areas in management's judgment that have a significant effect upon the financial statements of the Company, and any litigation or claim, including tax assessments, that could have a material effect upon the financial position or operating results of the Company.

23. Review with the Company's counsel any legal, tax or regulatory matter that may have a material impact on the Company's financial statements, operations, related Company's compliance policies, and programs and reports received from regulators.

24. Meeting periodically with management, the internal auditors, if any, and the independent auditors in separate executive sessions to discuss matters which the Committee or these groups believe should be discussed privately.

Ethical and Legal Compliance/General

25. Review periodically with the Company's general counsel any legal and regulatory matters that may have a material impact on the Company's financial statements.

26. Establish procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

27. The Committee shall review and approve any transactions or courses of dealing with related parties.